Registration No. 333-______
                                                    Registration No. 811-04335
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                   FORM N-6

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [X]

         Pre-Effective Amendment No.                                  [ ]

         Post-Effective Amendment No.                                 [ ]

                                    AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [X]


         Amendment No. 16                                             [X]


                       (Check appropriate box or boxes)

                           -------------------------

                               SEPARATE ACCOUNT FP
                                      of
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                          (Exact Name of Registrant)

                           -------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                              (Name of Depositor)

             1290 Avenue of the Americas, New York, New York 10104 (Address of Depositor's Principal Executive Offices)
       Depositor's Telephone Number, including Area Code: (212) 554-1234

                           -------------------------


                                WILLIAM J. EVERS
                                     COUNSEL
           The Equitable Life Assurance Society of the United States
             1290 Avenue of the Americas, New York, New York 10104
                    (Name and Address of Agent for Service)


                           -------------------------

                 Please send copies of all communications to:
                            THOMAS C. LAUERMAN, ESQ.
                                 Foley & Lardner
                               Washington Harbour
                            3000 K Street, Northwest
                            Washington, D.C. 20007
                           -------------------------

         Approximate Date of Proposed Public Offering: As soon as practical after the effectiveness of the Registration Statement.

         It is proposed that this filing will become effective (check appropriate box):

[ ]      Immediately upon filing pursuant to paragraph (b) of Rule 485.

[ ]      On May 1, 2004 pursuant to paragraph (b) of Rule 485.

[ ]      60 days after filing pursuant to paragraph (a)(1) of Rule 485.

[ ]      On (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered:

         Units of interest in Separate Account FP.

Accumulator(R) Life

A flexible premium variable life insurance policy issued by The Equitable Life Assurance Society of the United States with variable investment options offered under Equitable Life's Separate Account FP.

PROSPECTUS DATED SEPTEMBER 7, 2004

Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action under a policy. Also, you should read the prospectuses for each Trust which contain important information about the Portfolios.
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This prospectus describes many aspects of an Accumulator(R) Life policy, but is not itself a policy. The policy is the actual contract that determines your benefits and obligations under Accumulator(R) Life. To make this prospectus easier to read, we sometimes use different words than the policy. Equitable
Life or your financial professional can provide any further explanation about your policy.


THE ACCUMULATOR(R) LIFE PROGRAM

The Accumulator(R) Life Program utilizes two insurance products - a single premium fixed annuity contract and a flexible premium variable life insurance policy. The concept is designed to provide you with a simple method to a variable life insurance policy with a single purchase payment. The seven annual payouts from the single premium fixed annuity contract are used to pay the premiums on the variable life insurance policy. The payouts are structured such that they should not exceed the variable life insurance policy's Seven-Pay limit that would otherwise cause the policy to become a Modified Endowment Contract. This allows you to receive potentially more favorable income tax treatment should you utilize the variable life insurance policy to provide for distributions, prior to the death of the insured, as a source of supplemental retirement income in the future.

You make a single payment to purchase the single premium fixed annuity contract with a seven-year payout period. Each of the seven annuity payouts is automatically applied to the annual premiums for the variable life insurance policy.


WHAT IS THE ACCUMULATOR(R) LIFE VARIABLE LIFE INSURANCE POLICY?

Accumulator(R) Life is issued by Equitable Life. It provides life insurance coverage, plus the opportunity for you to earn a return in our guaranteed interest option and/or one or more of the following variable investment options:

--------------------------------------------------------------------------------
Variable investment options
--------------------------------------------------------------------------------
AXA Premier VIP Trust
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
o AXA Aggressive Allocation(1)          o AXA Premier VIP International Equity
o AXA Conservative Allocation(1)        o AXA Premier VIP Large Cap Core Equity
o AXA Conservative-Plus Allocation(1)   o AXA Premier VIP Large Cap Growth
o AXA Moderate Allocation(1)            o AXA Premier VIP Large Cap Value
o AXA Moderate-Plus Allocation(1)       o AXA Premier VIP Small/Mid Cap Growth
o AXA Premier VIP Aggressive Equity     o AXA Premier VIP Small/Mid Cap Value
o AXA Premier VIP Core Bond             o AXA Premier VIP Technology
o AXA Premier VIP Health Care
o AXA Premier VIP High Yield
--------------------------------------------------------------------------------
EQ Advisors Trust
--------------------------------------------------------------------------------
o EQ/Alliance Common Stock              o EQ/Alliance Premier Growth
o EQ/Alliance Growth and Income         o EQ/Alliance Quality Bond
o EQ/Alliance Intermediate Government   o EQ/Alliance Small Cap Growth
    Securities                          o EQ/Bernstein Diversified Value
o EQ/Alliance International             o EQ/Calvert Socially Responsible


--------------------------------------------------------------------------------
Variable investment options
--------------------------------------------------------------------------------
EQ Advisors Trust
--------------------------------------------------------------------------------
o EQ/Capital Guardian International   o EQ/Lazard Small Cap Value
o EQ/Capital Guardian Research        o EQ/Marsico Focus
o EQ/Capital Guardian U.S. Equity     o EQ/Mercury Basic Value Equity
o EQ/Emerging Markets Equity          o EQ/Mercury International Value
o EQ/Equity 500 Index                 o EQ/MFS Emerging Growth Companies
o EQ/Evergreen Omega                  o EQ/MFS Investors Trust
o EQ/FI Mid Cap                       o EQ/Money Market
o EQ/FI Small/Mid Cap Value           o EQ/Putnam Growth & Income Value
o EQ/J.P. Morgan Core Bond            o EQ/Putnam Voyager
o EQ/Janus Large Cap Growth           o EQ/Small Company Index
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Barr Rosenberg Variable Insurance Trust
--------------------------------------------------------------------------------
o  Laudus Rosenberg VIT
     Value Long/Short Equity
--------------------------------------------------------------------------------
The Universal Institutional Funds, Inc.
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o U.S. Real Estate -- Class II(2)
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

(1) The "AXA Allocation" portfolios.

(2) "Class II" Shares are defined in the current underlying Trust prospectus.

Amounts that you allocate under your policy to any of the variable investment options are invested in a corresponding "Portfolio" that is part of EQ Advisors Trust, AXA Premier VIP Trust, The Universal Institutional Funds, Inc. or Barr Rosenberg Variable Insurance Trust (the "Trusts"), which are mutual funds. Your investment results in a variable investment option will depend on those of the related Portfolio. Any gains will generally be tax deferred and the life insurance benefits we pay if the policy's insured person dies will generally be income tax free.

OTHER CHOICES YOU HAVE. Subject to our rules, you can (1) borrow amounts you have accumulated, and (2) withdraw amounts you have accumulated beginning in the eighth policy year. A withdrawal will result in the loss of the Guaranteed Minimum Death Benefit feature and decrease the amount of insurance coverage under the policy.

OTHER EQUITABLE LIFE POLICIES. We offer a variety of fixed and variable life insurance policies which have policy features, including investment options, that are different from those offered by this prospectus. Not every policy is offered through your financial professional. Replacing existing insurance with Accumulator(R) Life or another policy may not be to your advantage. You can contact us to find out more about any other Equitable Life insurance policy.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE POLICIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

                                                                          X00755

Contents of this prospectus

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1. RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS                 1
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How you can pay for and contribute to your Accumulator(R) Life policy        1
The minimum amount of premiums you must pay                                  2
Investment options within your policy                                        2
About your life insurance benefit                                            3
Accessing your money                                                         3
Risks of investing in a policy                                               3

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2. RISK/BENEFIT SUMMARY: CHARGES AND EXPENSES YOU WILL PAY                   4
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Tables of policy charges                                                     4
How we allocate charges among your investment options                        8
Changes in charges                                                           8

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3. WHO IS EQUITABLE LIFE?                                                    9
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How to reach us                                                              9
About our Separate Account FP                                               10
Your voting privileges                                                      10

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4. ABOUT THE PORTFOLIOS OF THE TRUSTS                                       11
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Portfolios of the Trusts                                                    11

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5. DETERMINING YOUR POLICY'S VALUE                                          15
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Your account value                                                          15

----------------------

"We," "our" and "us" refer to Equitable Life. "Financial professional" means the registered representative of either AXA Advisors or AXA Distributors who is offering you this policy.

When we address the reader of this prospectus with words such as "you" and "your," we mean the person or persons having the right or responsibility that the prospectus is discussing at that point. This usually is the policy's owner. If a policy has more than one owner, all owners must join in the exercise of any rights an owner has under the policy, and the word "owner" therefore refers to all owners.

When we use the word "state," we also mean any other local jurisdiction whose laws or regulations affect a policy.

This prospectus does not offer Accumulator(R) Life anywhere such offers are not lawful. Equitable Life does not authorize any information or representation about the offering other than that contained or incorporated in this prospectus, in any current supplements thereto, or in any related sales materials authorized by Equitable Life.

i  Contents of this prospectus

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6. TRANSFERRING YOUR MONEY AMONG OUR INVESTMENT OPTIONS                     16
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Transfers you can make                                                      16
How to make transfers                                                       16
Our automatic transfer service                                              16
Our asset rebalancing service                                               16

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7. ACCESSING YOUR MONEY                                                     18
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Borrowing from your policy                                                  18
Making withdrawals from your policy                                         19
Surrendering your policy for its net cash surrender value                   19

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8. TAX INFORMATION                                                          20
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Your Single Premium Annuity                                                 20
Your Life Insurance Policy                                                  20
Basic tax treatment for you and your beneficiary                            21
Tax treatment of distributions to you (loans, partial
  withdrawals, and full surrender)                                          21
Effect of policy on interest deductions taken by business entities          22
Requirement that we diversify investments                                   23
Estate, gift, and generation-skipping taxes                                 23
Pension and profit-sharing plans                                            22
Split-dollar and other employee benefit programs                            23
ERISA                                                                       24
Our taxes                                                                   24
When we withhold taxes from distributions                                   24
Possibility of future tax changes and other tax information                 25

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9. MORE INFORMATION ABOUT POLICY FEATURES AND BENEFITS                      25
--------------------------------------------------------------------------------
Death of annuitant under the single premium annuity                         25
Variations among Accumulator(R) Life policies                               25
Your right to cancel within a certain number of days                        25

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10. MORE INFORMATION ABOUT CERTAIN POLICY CHARGES                           26
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Deducting policy charges                                                    26

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11. MORE INFORMATION ABOUT PROCEDURES THAT APPLY TO YOUR LIFE
    INSURANCE POLICY                                                        28
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Dates and prices at which policy events occur                               28
Policy issuance                                                             28
Ways to make premium and loan payments                                      28
Assigning your life insurance policy                                        29
Requirements for surrender requests                                         29
Gender-neutral policies                                                     29

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12. MORE INFORMATION ABOUT OTHER MATTERS                                    29
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About our general account                                                   30
Transfers of your account value                                             30
Telephone and EQAccess requests                                             30
Suicide and certain misstatements                                           31
When we pay policy proceeds                                                 31
Changes we can make                                                         31
Reports we will send you                                                    32
Distribution of the policies                                                32

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13. FINANCIAL STATEMENTS OF SEPARATE ACCOUNT FP AND EQUITABLE LIFE          33
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14. PERSONALIZED ILLUSTRATIONS                                              34
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Illustrations of policy benefits                                            34

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APPENDIX I -- HYPOTHETICAL ILLUSTRATIONS                                   I-1
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Following Appendix I of this prospectus or accompanying this prospectus (but not a part of this prospectus) are the prospectuses for the applicable underlying Trusts.
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Contents of this prospectus
                                                                              ii

Index of key words and phrases
--------------------------------------------------------------------------------

This index should help you locate more information on the terms used in this prospectus.

                                              Page
   account value                                16
   Accumulator(R) Life                       cover
   administrative charge                        26
   Administrative office                        10
   age                                          29
   Allocation Date                               2
   amount at risk                               27
   anniversary                                   3
   assign; assignment                           29
   automatic transfer service                   17
   AXA Financial, Inc.                          10
   AXA Premier VIP Trust                     cover
   Barr Rosenberg Variable Insurance Trust   cover
   basis                                        22
   beneficiary                                   3
   business day                                 28
   Cash Surrender Value                          3
   charge base                                  27
   Code                                         21
   collateral                                   19
   cost of insurance charge                     27
   cost of insurance rates                      27
   day                                          28
   default                                       2
   disruptive transfer activity                 30
   EQAccess                                     10
   EQ Advisors Trust                         cover
   Equitable Life                               10
   face amount                                   3
   grace period                                  2
   guaranteed interest option                    3
   Guaranteed Interest Account                  16
   Guaranteed Minimum Death Benefit premium      1
   insured person                               29
   investment funds                              2
   investment option                         cover
   investment start date                        28
   lapse                                         2
   loan, loan interest                          19
   loan extension                               19
   market timing                                30
   modified endowment contract                  21
   month, year                                  28
   monthly deduction                            27
   Mortality and expense risk charge            26
   net cash surrender value                     20
   No-Lapse Guarantee                            2
   our                                           i
   owner                                         i
   partial withdrawal                           20
   policy                                    cover
   Portfolio                                 cover
   premium payments                              1
   prospectus                                cover
   purchase payment                              1
   rebalancing                                  17
   receive                                      28
   register date                                28
   SEC                                       cover
   Separate Account FP                          11
   single premium annuity                        1
   state                                         i
   subaccount                                   11
   surrender                                    20
   surrender charge                              5
   telephone transfers                          17
   The Universal Institutional Funds, Inc.   cover
   transfers                                    17
   Trusts                                    cover
   units                                        16
   unit values                                  16
   us                                            i
   variable investment option                cover
   we                                            i
   withdrawal                                   20
   you, your                                     i

iii  Index of key words and phrases

1. Risk/benefit summary: Policy features, benefits and risks

--------------------------------------------------------------------------------

Accumulator(R) Life is a variable life insurance policy that provides you with life insurance coverage to meet your specific needs. The basic terms of the policy require you to make seven annual premium payments in exchange for life insurance coverage. At the time you purchase Accumulator(R) Life, you will also purchase a single premium annuity contract that will provide annual payouts to be used to pay the premiums on your variable life insurance policy. When we use the term "policy", we refer to your Accumulator(R) Life variable life insurance policy. When we use the term "contract", we refer to your single premium annuity contract.

Subject to the conditions described in this prospectus, Accumulator(R) Life features a Guaranteed Minimum Death Benefit and protection against policy lapse (our "No Lapse Guarantee"). These and other policy features are described in detail below.


HOW YOU PAY FOR AND CONTRIBUTE TO YOUR ACCUMULATOR(R) LIFE POLICY

PREMIUM PAYMENTS. We call the amounts you contribute to your policy the "purchase payment", "premiums" or "premium payments."

PURCHASE PAYMENT. At the time you purchase your Accumulator(R) Life policy, you also purchase a single premium fixed, immediate annuity contract with a period certain of seven years (the "single premium annuity contract"). The single premium annuity contract will then provide annual annuity "payouts" at the appropriate times to be used automatically to make the seven annual premium payments for your life policy. You must name us as Payee for all annuity payouts from the single premium annuity contract when you apply for Accumulator(R) Life. We will apply those payouts (less any withholding) as premiums to your life policy. All of the single premium annuity contract's value will have been paid out with the payment of the seventh such premium. The minimum purchase payment is $25,000.

HOW YOU CAN PURCHASE THE SINGLE PREMIUM ANNUITY CONTRACT WHICH PROVIDES THE PURCHASE PAYMENT FOR YOUR POLICY. Your purchase payment for the single premium annuity contract generally must be paid by wire transfer, check or money order. Subject to our approval, you can also pay your purchase payment for the single premium annuity contract by making a valid exchange pursuant to Section 1035 of the Internal Revenue Code ("Code"). Specifically, you can exchange an existing annuity contract that you already own for the single premium annuity contract that we issue in connection with your Accumulator(R) Life policy. The purchase payment or, in the case of a Section 1035 exchange, the net value from your existing annuity contract, will be applied to a single premium annuity contract under which seven annual annuity payouts will be made commencing immediately.

THE SINGLE PREMIUM ANNUITY CONTRACT. A portion of each annuity payout will generally be taxable income to you. See "Tax Information" later in this prospectus. We are legally required to withhold income tax from those payments for tax purposes, unless you are able to "elect out" of such withholding and choose to do so. See "When we withhold taxes from distributions" under "Tax Information" later in this prospectus. If we do withhold income tax from the annuity payouts, the amount we withhold will not be credited as a premium payment to your policy. Accordingly, we take this initial tax withholding amount into account when determining the amount of the annual premiums under your Accumulator(R) Life policy. That is, the net amount of each annuity payout applied as life premium will be higher if you "elect out" of withholding than if you do not. As a result of "electing out" of withholding, the Initial Face Amount of the policy will be larger than if withholding is elected. A change in withholding status, your withholding election or withholding rules or tables can impact the net amount of the annuity payout applied as a life premium. Before you make any change in your income tax withholding from the annuity payouts, you should consider the resulting impact on the payment of your premiums for your Accumulator(R) Life policy.

At the beginning of each policy year during the first seven years, we compare the amount of premium paid by the annual annuity contract payout to the annual premium due under the policy. If the annuity payout is less than the premium due, we will mail a notice to you at your last known address stating the balance of premium that is due. You will have a 61-day grace period from the date we mail the notice to make payment. If we do not receive the balance at our administrative office before the end of the grace period, your Guaranteed Minimum Death Benefit (discussed later in this prospectus) will terminate beginning on the eighth policy anniversary. We will not send written notices for any balances due in the future.

If your Accumulator(R) Life policy is either surrendered or terminated, we will disclaim any remaining annuity payouts in favor of the annuitant under the single premium annuity contract. If the insured person under your Accumulator(R) Life policy dies before all annuity payouts have been made, we will commute the remaining value of the annuity payouts by discounting them to present value using the same interest rate that we originally used in computing the amount of each payout. This amount will be payable to the person designated to receive payouts under the single premium annuity contract.

AMOUNT OF THE SEVEN ANNUAL LIFE POLICY PREMIUMS. The amount of the seven annual life premiums for your policy will be set forth in your policy (where it is also referred to as the "Guaranteed Minimum Death Benefit Premium"). The amount of the premiums will depend on the amount of your purchase payment for the single premium annuity, whether you have "elected out" of tax withholding on the annuity payouts and the purchase rates for the single premium annuity contract.

LIMITS ON PREMIUM PAYMENTS. If your premium payments exceed certain amounts specified under the Internal Revenue Code, your policy will become a modified endowment contract, which may subject you to additional taxes and penalties on any distributions from your policy. See "Tax Information" later in this prospectus. If this occurs, we will


                   Risk/benefit summary: Policy features, benefits and risks   1
return the excess premium amount to you unless you acknowledge the modified endowment status of your policy.

You may make premium payments on your life insurance policy in addition to the seven annual life premiums due which are described above. Payment of additional premium in the first seven years will cause your policy to become a "modified endowment contract." If any additional premium results in more than a dollar-for-dollar increase in the death benefit that would be payable at that time, we will not accept such premium or portion thereof. We will return the premium to you, or if applicable, require you to acknowledge the modified endowment status of your policy.


THE MINIMUM AMOUNT OF PREMIUMS YOU MUST PAY

POLICY "LAPSE" AND TERMINATION. Your policy will lapse (also referred to in your policy as "default") if your "net cash surrender value" is not sufficient to pay your policy's monthly charges when due unless:

o  your policy's "No-Lapse Guarantee" (described below) is in effect, or

o the insured person is age 85 or older and the policy is on "loan extension," as described under "Borrowing from your policy," later in this prospectus.


Your policy will also lapse if any outstanding policy loan and accrued loan interest equal or exceed the policy's cash surrender value, unless the policy is on "loan extension," as described under "Borrowing from your policy," later in this prospectus.

("Account value" and "net account value" are explained under "Determining your policy's value" later in this prospectus.)

We will mail a notice to you at your last known address if your policy lapses. You will have a 61-day grace period to pay at least an amount prescribed in your policy which would be enough to keep your policy in force for approximately three months. You may not make any transfers or request any other policy changes during a grace period. If we do not receive your payment by the end of the grace period, your policy will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.

Your policy will automatically terminate at the beginning of any policy month if the Guaranteed Minimum Death Benefit is not then in effect and your account value is less than $500. If your policy terminates, we will send you a termination notice and a payment equal to the net cash surrender value. ("Net cash surrender value is explained in "Accessing your money," later in this prospectus.)

--------------------------------------------------------------------------------
If your policy terminates, other than by death, before all payouts have been made from the single premium annuity that we issue in connection with your policy, the remaining payouts from the single premium annuity contract will be made to the person designated to receive payouts under the single premium annuity contract as they fall due.
--------------------------------------------------------------------------------

You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See "Tax information," later in this prospectus.

NO LAPSE GUARANTEE. Subject to certain conditions, your policy will not lapse, even if your net cash surrender value is not sufficient to pay your policy's monthly charges when due. We call this our "No Lapse Guarantee."

During the first seven policy years, the No Lapse Guarantee applies if:

o  the Guaranteed Minimum Death Benefit premiums have been paid when due; and

o  you do not have an outstanding policy loan.

After the first seven policy years, the No Lapse Guarantee applies if:

o  the Guaranteed Minimum Death Benefit premiums have been paid when due;

o  you have made no partial withdrawals from your policy; and

o  you do not have an outstanding policy loan.


INVESTMENT OPTIONS WITHIN YOUR POLICY

We will initially put all amounts which you have allocated to the variable investment options into our EQ/Money Market investment option. We will do this on the later of the business day that we receive the full purchase payment or the "register date" (the "Investment Start Date"). On the first business day following the twentieth day after your policy is issued, we will re-allocate that investment in accordance with your allocation instructions then in effect. This "Allocation Date" is the first business day following the twentieth day after your policy is issued.

You give such allocation instructions in your application to purchase a policy. These instructions also apply to the monthly charges we deduct from the policy. (See "How we allocate charges among your investment options.") You can change the allocation percentages at any time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

--------------------------------------------------------------------------------
You can choose among variable investment options.
--------------------------------------------------------------------------------

VARIABLE INVESTMENT OPTIONS. The available variable investment options are listed on the front cover of this prospectus. (Your policy and other supplemental materials may refer to these as "Investment Funds".) The investment results you will achieve in any one of these options will depend on the investment performance of the corresponding Portfolio that shares the same name as that option. That Portfolio follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

The advisors who make the investment decisions for each Portfolio are set forth later in the prospectus under "About the Portfolios."

You will find other important information about each Portfolio in the separate prospectuses for each Trust which accompany this prospectus, including a comprehensive discussion of the risks of investing in each Portfolio. We may add or delete variable investment options or Portfolios at any time.


2  Risk/benefit summary: Policy features, benefits and risks

Our arrangement with Portfolio sponsors that are not affiliated with us may provide that they or one of their affiliates will pay us based on a percentage (up to 0.30% on an annual basis) of the net assets of a Portfolio attributable to the Policies. These fees are not charged to you, the Separate Account or the Portfolio.

GUARANTEED INTEREST OPTION. You can also allocate some or all of your policy's value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. Periodically, we declare a fixed rate of interest (3% minimum) on amounts that you allocate to our guaranteed interest option. We credit and compound the interest daily at an effective annual rate that equals the declared rate. The rates we are at any time declaring on outstanding policies may differ from the rates we are then declaring for newly issued policies. (The guaranteed interest option is part of what your policy and other supplemental material may refer to as the "Guaranteed Interest Account.")

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We will pay at least 3% annual interest on our guaranteed interest option.
--------------------------------------------------------------------------------

ABOUT YOUR LIFE INSURANCE BENEFIT

YOUR POLICY'S FACE AMOUNT. The initial amount of coverage under your Accumulator(R) Life policy depends on the amount of your purchase payment for the single premium annuity contract, whether you have "elected out" of tax withholding on the annuity payouts and the purchase rates for the single premium annuity contract as well as the insured person's gender (except in Montana), age and tobacco user status. We call this the "initial face amount." The initial face amount will be stated in your policy.

--------------------------------------------------------------------------------
If the insured person dies, we pay a life insurance benefit to the
"beneficiary" you have named. The amount we pay depends on whether the policy's Guaranteed Minimum Death Benefit is in effect.
--------------------------------------------------------------------------------

YOUR POLICY'S DEATH BENEFIT WHEN THE GUARANTEED MINIMUM DEATH BENEFIT IS IN EFFECT. At any time when the Guaranteed Minimum Death Benefit is in effect, the life insurance benefit that is payable if the insured person dies is the greater of:

o  the policy's initial face amount; or

o the policy's account value on the date of death multiplied by a percentage that is shown in your policy.

Your policy's "account value" is the total amount that at any time is earning interest for you or being credited with investment gains and losses under your policy. (Account value is discussed in more detail under "Determining your policy's value" later in this prospectus.)

During the first seven policy years, the Guaranteed Minimum Death Benefit will be in effect as long as any policy loan and accrued loan interest does not exceed the cash surrender value. In policy years eight and later, the Guaranteed Minimum Death Benefit will be in effect only if each of the following conditions are met:

o the Guaranteed Minimum Death Benefit premium was paid when due for each of the first seven policy years;

o  you have made no partial withdrawals from your policy; and

o any outstanding policy loan and accrued loan interest does not exceed the cash surrender value.

YOUR POLICY'S DEATH BENEFIT WHEN THE GUARANTEED MINIMUM DEATH BENEFIT IS NOT IN EFFECT. At any time when the Guaranteed Minimum Death Benefit is not in effect, the life insurance benefit that is payable if the insured person dies is the policy's account value on the date of death multiplied by the applicable percentage that is shown in your policy. Depending on the amount of your policy's account value, your policy's death benefit at such time could be significantly less than your policy's initial face amount. Further, this will prevent you from paying any additional premiums.

Each policy contains a table of percentages that are used to calculate the amount of any death benefit payable, as discussed above. The percentages depend on the insured person's age and gender (except in Montana). The following charts show selected percentages for male and female insured persons:

--------------------------------------------------------------------------------
  Male Insured
  Person's Age at
  Death              30     40     50     60     70     80     90    100+
--------------------------------------------------------------------------------
  Applicable %      468    337    247    187    149    126    113    101
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  Female Insured
  Person's Age at
  Death               30     40     50     60     70     80     90    100+
--------------------------------------------------------------------------------
  Applicable %       549    394    289    216    165    132    114    101
--------------------------------------------------------------------------------

The percentage under a given policy decreases each year, as the insured person ages (until age 100, after which there are no further decreases).

ACCESSING YOUR MONEY

You can access the money in your policy in different ways. You may borrow up to 90% of the difference between your policy's account value and any applicable surrender charges, less any outstanding loans (plus accrued loan interest). We will charge interest on the amount of the loan. See "Borrowing from your policy" later in this prospectus for more information. You can also make a partial withdrawal of $500 or more of your net cash surrender value (defined later in this prospectus under "Surrendering your policy for its net cash surrender value") at any time after the seventh year of your policy and before the policy anniversary nearest to the insured's 100th birthday. See "Making withdrawals from your policy" later in this prospectus for more information. Finally, you can surrender (turn in) your policy for its net cash surrender value at any time. See "Surrendering your policy for its net cash surrender value" later in this prospectus. See "Tax information" later in this prospectus, for the tax treatment of the various ways in which you can access your money.

RISKS OF INVESTING IN A POLICY

The policy is unsuitable as a short-term savings vehicle. Some of the principal risks of investing in a policy are as follows:

o If the investment options you choose perform poorly, you could lose some or all of the premiums you pay.

o If the investment options you choose do not make enough money to pay for the policy charges and you have a policy loan, subject to any no lapse protection you may have, you could have to repay some of your loan to keep your policy from terminating.

o If the Guaranteed Minimum Death Benefit is not in effect and the policy's account value is less than $500, we reserve the right to ter-


                   Risk/benefit summary: Policy features, benefits and risks   3
   minate the policy and send you a check for the net cash value. You will not have the right to make additional premium payments to avoid this result.

o If the policy loan and any accrued loan interest either equals or exceeds the cash surrender value (unless "loan extension" is in effect), your policy may terminate subject to the policy's Grace Period provision.

o We can increase, without your consent and subject to any necessary regulatory approvals, any charge that you currently pay at less than the maximum amount. We will not increase any charge beyond the highest maximum noted in the tables below.

o You may have to pay a surrender charge and there may be adverse tax consequences if you discontinue your insurance coverage under a policy.

o Partial withdrawals from your policy are available only after the seventh policy year and must be at least $500 and no more than the net cash surrender value.

These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.

A comprehensive discussion of the risks of each investment option may be found in the Trust prospectus for that investment option.


4  Risk/benefit summary: Policy features, benefits and risks

2.  Risk/benefit summary: Charges and expenses you will pay

--------------------------------------------------------------------------------

TABLES OF POLICY CHARGES

For more information about some of these charges, see "Deducting policy charges" under "More information about certain policy charges" later in this prospectus. The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the following policy charges, based on various assumptions.

This table shows the charges that we deduct under the terms of your policy when you buy and each time you contribute to your policy, surrender the policy or transfer policy account value among investment options.


------------------------------------------------------------------------------------------------------------------------------------
                                                         Transaction Fees
------------------------------------------------------------------------------------------------------------------------------------
Charge                         When charge is deducted           Amount deducted
------------------------------------------------------------------------------------------------------------------------------------
Surrender (turning in) of      Deducted from your account        The amount of the surrender charge is set forth in your policy.(1)
your policy during its first   value at the time you
10 years                       surrender

  Lowest and highest                                             For any policy, the lowest initial surrender charge per $1,000 of
  charge                                                         initial policy face amount would be $17.30, and the highest initial surrender charge per $1,000 of initial policy face amount would be $50.

  Charge for a                                                   T1he initial surrender charge is $45.54 per $1,000 of initial base
  representative insured                                         policy face amount for a male, non-tobacco user, age 55 at issue.
------------------------------------------------------------------------------------------------------------------------------------
Transfers among                Deducted when you transfer        $25 per transfer (maximum); $0 (current).(2)
investment options             account value among
                               investment options
------------------------------------------------------------------------------------------------------------------------------------

This table shows the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying Trust portfolio fees and expenses.



------------------------------------------------------------------------------------------------------------------------------------
Periodic charges other than underlying trust portfolio operating expenses
------------------------------------------------------------------------------------------------------------------------------------
Charge                        When charge is deducted            Amount Deducted
------------------------------------------------------------------------------------------------------------------------------------
Administrative charge(3)(4)   Deducted from your cash
                              surrender value each month

  Lowest and highest                                             The lowest maximum charge for Policy Years 1-10 is at an annual
  charge                                                         rate of 0.72% of the Policy's account value (including loaned amounts) on the date of the deduction. For Policy Years 11 and later, the lowest maximum charge is at an annual rate of 0.11% of such account value.

                                                                 The highest maximum charge for Policy Years 1-10 is at an annual rate of 1.73% of the Policy's account value (including loaned amounts) on the date of the deduction. For Policy Years 11 and later, the highest maximum charge is 0.32% of such account value.(5)


  Charge for a                                                   The maximum charge for Policy Years 1-10 is at an annual rate of
  representative insured                                         0.98% of the policy's account value (including loaned amounts) for a male insured age 55 in the standard non-tobacco user risk class.
                                                                 For Policy Years 11 and later, the maximum charge is at an annual rate of 0.16% of such account value.(5)
------------------------------------------------------------------------------------------------------------------------------------
Cost of insurance
  charges(3)(4)

  Lowest and highest          Deducted from your cash            The lowest maximum monthly charge per $1,000 of the amount for
  charge                      surrender value each month         which we are at risk(6) under your policy on the date of the deduction is $0.11, and the highest maximum monthly charge per
                                                                 $1,000 is $83.33.

  Charge for a                                                   The maximum monthly charge per $1,000 is $0.88 in the first policy
  representative insured.                                        year for a male insured age 55 in the standard non-tobacco user risk class.(7)
------------------------------------------------------------------------------------------------------------------------------------

                      Risk/benefit summary: Charges and expenses you will pay 5

------------------------------------------------------------------------------------------------------------------------------------
Mortality and expense       Deducted from your cash
risk charge                 surrender value each month

  Lowest and highest                                              The lowest maximum charge for Policy Years 1-10 is at an annual
  charge                                                          rate of 0.71% of the value you have in our variable options. For
                                                                  Policy Years 11 and later, the lowest maximum charge is at an annual rate of 0.30% of such value.

                                                                  The highest maximum charge for Policy Years 1-10 is at an annual rate of 1.46% of the value you have in our variable options. For
                                                                  Policy Years 11 and later, the highest maximum charge is at an annual rate of 0.50% of such value.(8)


  Charge for a                                                    The maximum charge for Policy Years 1-10 is at an annual rate of
  representative insured.                                         0.71% of the value in our variable options for a male insured age
                                                                  55 in the standard non-tobacco user risk class.(8) For Policy
                                                                  Years 11 and later, the maximum charge is at an annual rate of
                                                                  0.30% of such value.
------------------------------------------------------------------------------------------------------------------------------------

(1) This amount declines by a constant rate each year until no surrender charge applies to surrenders made after the policy's 10th year. The initial amount of surrender charge depends on each policy's specific characteristics.

(2) No charge, however, will ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option, or to any transfer pursuant to our Automatic transfer service or Asset Rebalancing service as discussed later in this prospectus.

(3) Not applicable after the insured person reaches age 100.

(4) Since these charges vary based on individual characteristics of the insured, the charges shown in the table may not be representative of the charge that you will pay. Your financial professional can provide you with more information about these charges as they relate to the insured's particular characteristics.

(5) The current administrative charge rates are lower than the maximum rates shown. Beginning in policy year 11, the current rates are scheduled to decrease further. However, since Accumulator(R) Life was first offered only in 2004, no such future decrease has yet taken effect under any outstanding policy.

(6) Our amount "at risk" is the difference between the amount of death benefit and the account value as of the deduction date.

(7) Although this table shows the maximum cost of insurance charges we can deduct as a number of cents per $1,000 of the amount we are at risk, our current charges are lower and are computed on a different basis from the way the maximums are computed. For details, see "More information about certain policy charges" later in this prospectus.

(8) The current mortality and expense risk charge rates are lower than the maximum rates shown. Beginning in policy year 11, the current rates are scheduled to decrease further. However, since Accumulator(R) Life was first offered only in 2004, no such future decrease has yet taken effect under any outstanding policy.


You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses currently charged by any of the Portfolios that you will pay periodically during the time that you own the Policy. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for that Portfolio.


--------------------------------------------------------------------------------
         Portfolio operating expenses expressed as an annual percentage of daily net assets
--------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2003        Lowest     Highest
(expenses that are deducted from Portfolio assets         ------     -------
including management fees, 12b-1 fees, service fees        0.56%      10.23%
and/or other expenses)(1)


6 Risk/benefit summary: Charges and expenses you will pay

This table shows the fees and expenses for 2003 as an annual percentage of each Portfolio's daily average net assets.

--------------------------------------------------------------------------------
                                                Manage-
                                                  ment     12b-1       Other
 Portfolio Name                                 Fees(2)   Fees(3)    Expenses(4)
--------------------------------------------------------------------------------
AXA PREMIER VIP TRUST:
--------------------------------------------------------------------------------
AXA Aggressive Allocation                        0.10%      0.25%     5.91%
AXA Conservative Allocation                      0.10%      0.25%     9.04%
AXA Conservative-Plus Allocation                 0.10%      0.25%     4.13%
AXA Moderate Allocation                          0.10%      0.25%     0.39%
AXA Moderate-Plus Allocation                     0.10%      0.25%     1.77%
AXA Premier VIP Aggressive Equity                0.62%      0.25%     0.15%
AXA Premier VIP Core Bond                        0.60%      0.25%     0.26%
AXA Premier VIP Health Care                      1.20%      0.25%     0.48%
AXA Premier VIP High Yield                       0.59%      0.25%     0.16%
AXA Premier VIP International Equity             1.05%      0.25%     0.73%
AXA Premier VIP Large Cap Core Equity            0.90%      0.25%     0.52%
AXA Premier VIP Large Cap Growth                 0.90%      0.25%     0.43%
AXA Premier VIP Large Cap Value                  0.90%      0.25%     0.43%
AXA Premier VIP Small/Mid Cap Growth             1.10%      0.25%     0.35%
AXA Premier VIP Small/Mid Cap Value              1.10%      0.25%     0.31%
AXA Premier VIP Technology                       1.20%      0.25%     0.83%
--------------------------------------------------------------------------------
EQ ADVISORS TRUST:
--------------------------------------------------------------------------------
EQ/Alliance Common Stock                         0.48%      0.25%     0.06%
EQ/Alliance Growth and Income                    0.57%      0.25%     0.06%
EQ/Alliance Intermediate Government Securities   0.49%      0.25%     0.08%
EQ/Alliance International                        0.74%      0.25%     0.13%
EQ/Alliance Premier Growth                       0.90%      0.25%     0.05%
EQ/Alliance Quality Bond                         0.52%      0.25%     0.06%
EQ/Alliance Small Cap Growth                     0.75%      0.25%     0.07%
EQ/Bernstein Diversified Value                   0.64%      0.25%     0.06%
EQ/Calvert Socially Responsible                  0.65%      0.25%     0.55%
EQ/Capital Guardian International                0.85%      0.25%     0.21%
EQ/Capital Guardian Research                     0.65%      0.25%     0.07%
EQ/Capital Guardian U.S. Equity                  0.65%      0.25%     0.07%
EQ/Emerging Markets Equity                       1.15%      0.25%     0.40%
EQ/Equity 500 Index                              0.25%      0.25%     0.06%
EQ/Evergreen Omega                               0.65%      0.25%     0.25%
EQ/FI Mid Cap                                    0.70%      0.25%     0.08%
EQ/FI Small/Mid Cap Value                        0.75%      0.25%     0.10%
EQ/Janus Large Cap Growth                        0.90%      0.25%     0.09%
EQ/J.P. Morgan Core Bond                         0.44%      0.25%     0.08%
EQ/Lazard Small Cap Value                        0.75%      0.25%     0.10%
EQ/Marsico Focus                                 0.90%      0.25%     0.07%
EQ/Mercury Basic Value Equity                    0.60%      0.25%     0.07%
EQ/Mercury International Value                   0.85%      0.25%     0.16%
EQ/MFS Emerging Growth Companies                 0.65%      0.25%     0.07%
EQ/MFS Investors Trust                           0.60%      0.25%     0.11%
EQ/Money Market                                  0.33%      0.25%     0.06%
EQ/Putnam Growth & Income Value                  0.60%      0.25%     0.10%
EQ/Putnam Voyager                                0.65%      0.25%     0.13%
EQ/Small Company Index                           0.25%      0.25%     0.35%
--------------------------------------------------------------------------------
BARR ROSENBERG VARIABLE INSURANCE TRUST:
--------------------------------------------------------------------------------
Laudus Rosenberg VIT Value Long/Short Equity     1.50%      0.25%     5.80%
--------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
--------------------------------------------------------------------------------
U.S. Real Estate -- Class II                     0.80%      0.35%     0.31%
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                    Total                   Net Total
                                                                   Annual      Fee Waiv-     Annual
                                                   Underlying     Expenses    ers and/or    Expenses
                                                   Portfolio      (Before       Expense       After
                                                    Fees and      Expense     Reimburse-     Expense
 Portfolio Name                                   Expenses(5)   Limitation)    ments(6)    Limitations
---------------------------------------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST:
---------------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation                        1.08%          7.34%        (5.98)%      1.36%
AXA Conservative Allocation                      0.84%         10.23%        (9.13)%      1.10%
AXA Conservative-Plus Allocation                 0.88%          5.36%        (4.21)%      1.15%
AXA Moderate Allocation                          0.86%          1.60%        (0.43)%      1.17%
AXA Moderate-Plus Allocation                     1.13%          3.25%        (1.87)%      1.38%
AXA Premier VIP Aggressive Equity                  --           1.02%           --        1.02%
AXA Premier VIP Core Bond                          --           1.11%        (0.16)%      0.95%
AXA Premier VIP Health Care                        --           1.93%        (0.08)%      1.85%
AXA Premier VIP High Yield                         --           1.00%           --        1.00%
AXA Premier VIP International Equity               --           2.03%        (0.23)%      1.80%
AXA Premier VIP Large Cap Core Equity              --           1.67%        (0.32)%      1.35%
AXA Premier VIP Large Cap Growth                   --           1.58%        (0.23)%      1.35%
AXA Premier VIP Large Cap Value                    --           1.58%        (0.23)%      1.35%
AXA Premier VIP Small/Mid Cap Growth               --           1.70%        (0.10)%      1.60%
AXA Premier VIP Small/Mid Cap Value                --           1.66%        (0.06)%      1.60%
AXA Premier VIP Technology                         --           2.28%        (0.43)%      1.85%
---------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
---------------------------------------------------------------------------------------------------------------
EQ/Alliance Common Stock                           --           0.79%           --        0.79%
EQ/Alliance Growth and Income                      --           0.88%           --        0.88%
EQ/Alliance Intermediate Government Securities     --           0.82%           --        0.82%
EQ/Alliance International                          --           1.12%        (0.02)%      1.10%
EQ/Alliance Premier Growth                         --           1.20%        (0.04)%      1.16%
EQ/Alliance Quality Bond                           --           0.83%           --        0.83%
EQ/Alliance Small Cap Growth                       --           1.07%           --        1.07%
EQ/Bernstein Diversified Value                     --           0.95%         0.00%       0.95%
EQ/Calvert Socially Responsible                    --           1.45%        (0.40)%      1.05%
EQ/Capital Guardian International                  --           1.31%        (0.11)%      1.20%
EQ/Capital Guardian Research                       --           0.97%        (0.02)%      0.95%
EQ/Capital Guardian U.S. Equity                    --           0.97%        (0.02)%      0.95%
EQ/Emerging Markets Equity                         --           1.80%         0.00%       1.80%
EQ/Equity 500 Index                                --           0.56%           --        0.56%
EQ/Evergreen Omega                                 --           1.15%        (0.20)%      0.95%
EQ/FI Mid Cap                                      --           1.03%        (0.03)%      1.00%
EQ/FI Small/Mid Cap Value                          --           1.10%         0.00%       1.10%
EQ/Janus Large Cap Growth                          --           1.24%        (0.09)%      1.15%
EQ/J.P. Morgan Core Bond                           --           0.77%         0.00%       0.77%
EQ/Lazard Small Cap Value                          --           1.10%         0.00%       1.10%
EQ/Marsico Focus                                   --           1.22%        (0.07)%      1.15%
EQ/Mercury Basic Value Equity                      --           0.92%         0.00%       0.92%
EQ/Mercury International Value                     --           1.26%        (0.01)%      1.25%
EQ/MFS Emerging Growth Companies                   --           0.97%           --        0.97%
EQ/MFS Investors Trust                             --           0.96%        (0.01)%      0.95%
EQ/Money Market                                    --           0.64%           --        0.64%
EQ/Putnam Growth & Income Value                    --           0.95%         0.00%       0.95%
EQ/Putnam Voyager                                  --           1.03%        (0.08)%      0.95%
EQ/Small Company Index                             --           0.85%         0.00%       0.85%
---------------------------------------------------------------------------------------------------------------
BARR ROSENBERG VARIABLE INSURANCE TRUST:
---------------------------------------------------------------------------------------------------------------
Laudus Rosenberg VIT Value Long/Short Equity       --           7.55%        (4.57)%      2.98%
---------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
---------------------------------------------------------------------------------------------------------------
U.S. Real Estate -- Class II                       --           1.46%        (0.11)%      1.35%
---------------------------------------------------------------------------------------------------------------

(1) "Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2003 and for the underlying portfolios.


(2) The management fees for each Portfolio cannot be increased without a vote of that Portfolio's Shareholders. See footnote (6) for any expense limitation agreement information.


(3) Portfolio shares are all subject to fees imposed under the distribution plans (the "Rule 12b-1 Plan") adopted by the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940. The 12b-1 fee will not be increased for the life of the contracts.


                       Risk/benefit summary: Charges and expenses you will pay 7

(4) Other expenses shown are those incurred in 2003. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses. See footnote (6) for any expense limitation agreement information.


(5) The AXA Allocation variable investment options invest in corresponding portfolios of the AXA Premier VIP Trust. Each AXA Allocation portfolio in turn invests in shares of other portfolios of the EQ Advisors Trust and AXA Premier VIP Trust ("the underlying portfolios"). Amounts shown reflect each AXA Allocation portfolio's pro rata share of the fees and expenses of the various underlying portfolios in which it invests. The fees and expenses have been estimated based on the respective weighted investment allocations as of 12/31/03. A"-" indicates that the listed portfolio does not invest in underlying portfolios, i.e., it is not an allocation portfolio.


(6) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each Portfolio. A "-" indicates that there is no expense limitation in effect. "0.00%" indicates that the expense limitation arrangement did not result in a fee waiver or reimbursement. Equitable Life, the investment manager of AXA Premier VIP Trust and EQ Advisors Trust, has entered into Expense Limitation Agreements with respect to certain Portfolios, which are effective through April 30, 2005. Under these agreements Equitable Life has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits each affected Portfolio's total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Therefore, each Portfolio may at a later date make a reimbursement to Equitable Life for any of the management fees waived or limited and other expenses assumed and paid by Equitable Life pursuant to the expense limitation agreement provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. Morgan Stanley Investment Management Inc., which does business in certain instances as "Van Kampen," is the manager of the Universal Institutional Funds, Inc. -- U.S. Real Estate Portfolio -- Class II and has voluntarily agreed to reduce its management fee and/or reimburse the Portfolio so that total annual operating expenses of the Portfolio (exclusive of investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed) are not more than specified amounts. Van Kampen reserves the right to terminate any waiver and/or reimbursement at any time without notice. Charles Schwab Investment Management, Inc. the manager of the Barr Rosenberg Variable Insurance Trust -- Laudus Rosenberg VIT Value Long/Short Equity Portfolio, has voluntarily agreed to reimburse expenses in excess of specified amounts. See the Prospectus for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions of certain Portfolios of EQ Advisors Trust Portfolio and AXA Premier VIP Trust Portfolio is used to reduce the applicable Portfolio's expenses. If the above table reflected both the expense limitation arrangements plus the portion of the brokerage commissions used to reduce portfolio expenses, the net expenses would be as shown in the table below:

----------------------------------------------------
 Portfolio Name
----------------------------------------------------
   AXA Aggressive Allocation               0.95%
   AXA Conservative Allocation             0.73%
   AXA Conservative-Plus Allocation        0.78%
   AXA Moderate Allocation                 0.79%
   AXA Moderate-Plus Allocation            0.99%
   AXA Premier VIP Aggressive Equity       0.95%
   AXA Premier VIP Health Care             1.84%
   AXA Premier VIP International Equity    1.73%
   AXA Premier VIP Large Cap Core Equity   1.32%
   AXA Premier VIP Large Cap Growth        1.32%
   AXA Premier VIP Large Cap Value         1.28%
   AXA Premier VIP Small/Mid Cap Growth    1.46%
   AXA Premier VIP Small/Mid Cap Value     1.52%
   AXA Premier VIP Technology              1.70%
   EQ/Alliance Common Stock                0.77%
   EQ/Alliance Growth and Income           0.85%
   EQ/Alliance Premier Growth              1.15%
   EQ/Alliance Small Cap Growth            1.03%
   EQ/Calvert Socially Responsible         1.00%
   EQ/Capital Guardian International       1.18%
   EQ/Capital Guardian Research            0.93%
   EQ/Capital Guardian U.S. Equity         0.93%
   EQ/Emerging Markets Equity              1.78%
   EQ/Evergreen Omega                      0.84%
   EQ/FI Mid Cap                           0.88%
   EQ/FI Small/Mid Cap Value               1.04%
   EQ/Lazard Small Cap Value               1.00%
   EQ/Marsico Focus                        1.10%
   EQ/Mercury Basic Value Equity           0.91%
   EQ/Mercury International Value          1.18%
   EQ/MFS Emerging Growth Companies        0.96%
   EQ/MFS Investors Trust                  0.94%
   EQ/Putnam Growth & Income Value         0.93%
   EQ/Putnam Voyager                       0.93%
----------------------------------------------------

8 Risk/benefit summary: Charges and expenses you will pay

HOW WE ALLOCATE CHARGES AMONG YOUR INVESTMENT OPTIONS

In your application for a policy, you tell us how to allocate your premiums and from which investment options you want us to take the policy's charges as they fall due. You can change these instructions at any time. If we cannot deduct the charge as your most current instructions direct, we will allocate the charge among your investment options proportionately to your value in each.


CHANGES IN CHARGES

We reserve the right in the future to (1) make a charge for certain taxes or reserves set aside for taxes (see "Our taxes" under "Tax information" later in this prospectus) that might be imposed on us; (2) make a charge for the operating expenses of our variable investment options (including, without limitation, SEC registration fees and related legal counsel fees and auditing fees); or (3) change our other current policy charges (in no event will they exceed the maximum charges guaranteed in your policy).

Any changes that we make in our current charges or charge rates will be on a basis that is equitable to all policyholders of a given class, and will be determined based on reasonable assumptions as to expenses, mortality, policy and contract claims, taxes, investment income and lapses. Any changes in charges may apply to then in-force policies, as well as to new policies.


                       Risk/benefit summary: Charges and expenses you will pay 9

3. Who is Equitable Life?

--------------------------------------------------------------------------------

We are The Equitable Life Assurance Society of the United States ("Equitable Life"), a New York stock life insurance corporation. We have been doing business since 1859. Equitable Life is an indirect, wholly owned subsidiary of AXA Financial, Inc., the holding company. AXA, a French holding company for an international group of insurance and related financial services companies, is the sole shareholder of AXA Financial, Inc. Equitable Life is obligated to pay all amounts that are promised to be paid under the policies. No company other than Equitable Life has any legal responsibility to pay amounts that Equitable Life owes under the policies.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $508.31 billion in assets as of December 31, 2003. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104.

Effective on or about September 7, 2004, we expect, subject to regulatory approval, to change the name of "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company." When the name change becomes effective, all references in any current prospectus, prospectus supplement or statement of additional information to "The Equitable Life Assurance Society of the United States" will become references to "AXA Equitable Life Insurance Company." Accordingly, all references to "Equitable Life" or "Equitable" will become references to "AXA Equitable."


HOW TO REACH US

To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you may communicate with our processing office as listed below for the purposes described. Please refer to "Telephone and EQAccess requests" for effective dates for processing telephone, Internet and facsimile requests, later in this prospectus.

--------------------------------------------------------------------------------
BY MAIL:
--------------------------------------------------------------------------------
At the Post Office Box for our Administrative Office:
Equitable Life -- National Operations Center
P.O. Box 1047
Charlotte, North Carolina 28201-1047


--------------------------------------------------------------------------------
BY EXPRESS DELIVERY ONLY:
--------------------------------------------------------------------------------

At the Street Address for our Administrative Office:
Equitable Life -- National Operations Center
10840 Ballantyne Commons Parkway
Charlotte, North Carolina 28277
1-704-341-7000 (for express delivery purposes only)
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
BY TOLL-FREE PHONE:
--------------------------------------------------------------------------------

Automated system available every day, from 6 AM to 4 AM, Eastern Time; customer service representative available weekdays 8 AM to 7 PM, Eastern Time:
1-888-855-5100.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
BY E-MAIL:
--------------------------------------------------------------------------------
life-service@equitable.com


--------------------------------------------------------------------------------
BY FACSIMILE (FAX):
--------------------------------------------------------------------------------
1-704-540-9714


--------------------------------------------------------------------------------
BY INTERNET:
--------------------------------------------------------------------------------
If you are an AXA Advisors client, our Website is AXAonline.com. All other clients may access EQAccess by visiting our other Website at http://www.equitable.com. Our Websites provide access to account information and customer service. After enrolling and setting up a password, you can view account details, perform certain transactions, print customer service forms and find answers to Frequently Asked Questions (FAQs).

REQUIRED FORMS. We require that the following types of communications be on specific forms we provide for that purpose:

(1) request for our automatic transfer service;

(2) authorization for telephone transfers by a person who is not both the insured person and the owner;

(3) request for asset rebalancing; and

(4) designation of new policy owner(s) and beneficiaries.

OTHER REQUESTS. We also have specific forms that we recommend you use for the following:

(a) policy surrenders;

(b) address changes;

(c) transfers among investment options; and

(d) changes in allocation percentages for premiums and deductions.

You can also change your allocation percentages and/or transfer among investment options and/or change your address (1) by toll-free phone, (2) over the Internet, through EQAccess, or (3) by writing our Administrative Office. For more information about transaction requests you can make by phone or over the Internet, see "How to make transfers" and "Telephone and EQAccess requests" later in this prospectus.

Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our fax service may not be available at all times and/or we may be unavailable due to


10  Who is Equitable Life?

emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing." (See "Disruptive transfer activity" in "More information about other matters.")

FORMAL REQUIREMENTS. Except for properly authorized telephone or Internet transactions, any notice or request that does not use our standard form must be in writing. It must be dated and signed by you and should also specify your name, the insured person's name (if different), your policy number and adequate details about the notice you wish to give or other action you wish us to take. We may require you to return your policy to us before we make certain policy changes that you may request.

The proper person to sign forms, notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners all must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests, notices and payments to our Administrative Office at the addresses specified above. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item.


ABOUT OUR SEPARATE ACCOUNT FP

Each variable investment option is a part (or "subaccount") of our Separate Account FP. We established Separate Account FP under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. We are the legal owner of all of the assets in Separate Account FP and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our policies. Income, gains and losses credited to, or charged against Separate Account FP reflect its own investment experience and not the investment experience of Equitable Life's other assets.

Separate Account FP is registered with the SEC under the Investment Company Act of 1940 and is classified by that act as a "unit investment trust." The SEC, however, does not manage or supervise Equitable Life or Separate Account FP.

Each subaccount (variable investment option) of Separate Account FP available under Accumulator(R) Life invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust. Separate Account FP immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that class in that Portfolio.

The Trusts sell their shares to Equitable Life separate accounts in connection with Equitable Life's variable life insurance and/or annuity products, and to separate accounts of insurance companies, both affiliated and unaffiliated with Equitable Life. EQ Advisors Trust and AXA VIP Premier Trust also sell their shares to the trustee of a qualified plan for Equitable Life. We currently do not foresee any disadvantages to our policyowners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so.


YOUR VOTING PRIVILEGES

VOTING OF PORTFOLIO SHARES. As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trusts). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio's shares that are attributable to your policy. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account FP (discussed below). With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio.

Under current legal requirements, we may disregard the voting instructions we receive from policyowners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semiannual report we send to you.

VOTING AS POLICYOWNER. In addition to being able to instruct voting of Portfolio shares as discussed above, policyowners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of account value in any such option; and we will vote our interest in Separate Account FP in the same proportion as the instructions we receive from holders of Accumulator(R) Life and other policies that Separate Account FP supports.


                                                      Who is Equitable Life?  11

4. About the Portfolios of the Trusts

--------------------------------------------------------------------------------

You should note that some Portfolios have objectives and strategies that are substantially similar to those of certain trusts that are purchased directly rather than under a variable insurance product such as the Accumulator(R) Life policy. These Portfolios may even have the same investment managers and/or advisers and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in trust cash flows; and specific strategies employed by the Portfolio manager.

Equitable Life serves as the investment manager of the Portfolios of the EQ Advisors Trust and the AXA Premier VIP Trust. The advisers for these Portfolios, listed in the chart below, are those who make the investment decisions for each Portfolio. The chart also indicates the investment manager for each of the other Portfolios.

Portfolios of the Trusts

------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                 Objective                                                    Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION     Seeks long-term capital appreciation.                         o Equitable Life
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE ALLOCATION   Seeks a high level of current income.                         o Equitable Life
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE-PLUS         Seeks current income and growth of capital, with a            o Equitable Life
 ALLOCATION                   greater emphasis on current income.
------------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION       Seeks long-term capital appreciation and current income.      o Equitable Life
------------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE-PLUS             Seeks long-term capital appreciation and current income,      o Equitable Life
 ALLOCATION                   with a greater emphasis on capital appreciation.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP AGGRESSIVE    Seeks long-term growth of capital.                            o Alliance Capital Management L.P.
 EQUITY                                                                                     o MFS Investment Management
                                                                                            o Marsico Capital Management, LLC
                                                                                            o Provident Investment Counsel, Inc.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP CORE BOND     Seeks a balance of high current income and capital            o BlackRock Advisors, Inc.
                              appreciation, consistent with a prudent level of risk.        o Pacific Investment Management Company
                                                                                              LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HEALTH CARE   Seeks long-term growth of capital.                            o A I M Capital Management, Inc.
                                                                                            o RCM Capital Management LLC
                                                                                            o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP HIGH YIELD    Seeks high total return through a combination of current      o Alliance Capital Management L.P.
                              income and capital appreciation.                              o Pacific Investment Management Company
                                                                                              LLC
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP               Seeks long-term growth of capital.                            o Alliance Capital Management L.P.,
 INTERNATIONAL EQUITY                                                                         through its Bernstein Investment
                                                                                              Research and Management Unit
                                                                                            o Bank of Ireland Asset Management
                                                                                              (U.S.) Limited
                                                                                            o Marsico Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------------

12 About the Portfolios of the Trusts

------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                    Objective                                                 Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP        Seeks long-term growth of capital.                         o Alliance Capital Management L.P.,
 CORE EQUITY                                                                                  through its Bernstein Investment
                                                                                              Research and Management Unit
                                                                                            o Janus Capital Management LLC
                                                                                            o Thornburg Investment Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP        Seeks long-term growth of capital.                         o Alliance Capital Management L.P.
 GROWTH                                                                                     o RCM Capital Management LLC
                                                                                            o TCW Investment Management Company
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP LARGE CAP        Seeks long-term growth of capital.                         o Alliance Capital Management L.P.
 VALUE                                                                                      o Institutional Capital Corporation
                                                                                            o MFS Investment Management
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID        Seeks long-term growth of capital.                         o Alliance Capital Management L.P.
 CAP GROWTH                                                                                 o Franklin Advisers, Inc.
                                                                                            o Provident Investment Counsel, Inc.
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP SMALL/MID        Seeks long-term growth of capital.                         o AXA Rosenberg Investment Management
 CAP VALUE                                                                                    LLC
                                                                                            o TCW Investment Management Company
                                                                                            o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY       Seeks long-term growth of capital.                         o Firsthand Capital Management, Inc.
                                                                                            o RCM Capital Management LLC
                                                                                            o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                   Objective                                                  Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE COMMON STOCK         Seeks to achieve long-term growth of capital.              o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE GROWTH AND           Seeks to provide a high total return.                      o Alliance Capital Management L.P.
 INCOME
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE         Seeks to achieve high current income consistent with       o Alliance Capital Management L.P.
 GOVERNMENT SECURITIES           relative stability of principal.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERNATIONAL        Seeks to achieve long-term growth of capital.              o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE PREMIER GROWTH       Seeks to achieve long-term growth of capital.              o Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE QUALITY BOND         Seeks to achieve high current income consistent with       o Alliance Capital Management L.P.
                                 moderate risk to capital.
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE SMALL CAP            Seeks to achieve long-term growth of capital.              o Alliance Capital Management L.P.
 GROWTH
------------------------------------------------------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE   Seeks capital appreciation.                                o Alliance Capital Management L.P.,
                                                                                              through its Bernstein Investment
                                                                                              Research and Management Unit
------------------------------------------------------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY              Seeks long-term capital appreciation.                      o Calvert Asset Management Company, Inc.
 RESPONSIBLE                                                                                  and Brown Capital Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------


                                           About the Portfolios of the Trusts 13

------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                Objective                                                  Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN          To achieve long-term growth of capital.                     o Capital Guardian Trust Company
 INTERNATIONAL
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN          Seeks to achieve long-term growth of capital.               o Capital Guardian Trust Company
 RESEARCH
------------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.     Seeks to achieve long-term growth of capital.               o Capital Guardian Trust Company
 EQUITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/EMERGING MARKETS EQUITY   Seeks long-term capital appreciation.                       o Morgan Stanley Investment Management,
                                                                                           Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX          Seeks a total return before expenses that approximates      o Alliance Capital Management L.P.
                             the total return performance of the S&P 500 Index,
                             including reinvestment of dividends, at a risk level
                             consistent with that of the S&P 500 Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA           Seeks long-term capital growth.                             o Evergreen Investment Management
                                                                                           Company, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP                Seeks long-term growth of capital.                          o Fidelity Management & Research Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE    Seeks long-term capital appreciation.                       o Fidelity Management & Research Company
------------------------------------------------------------------------------------------------------------------------------------
EQ/J.P. MORGAN CORE BOND     Seeks to provide a high total return consistent with        o J.P. Morgan Investment Management Inc.
                             moderate risk to capital and maintenance of liquidity.
------------------------------------------------------------------------------------------------------------------------------------
EQ/JANUS LARGE CAP GROWTH    Seeks long-term growth of capital.                          o Janus Capital Management LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/LAZARD SMALL CAP VALUE    Seeks capital appreciation.                                 o Lazard Asset Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS             Seeks long-term growth of capital.                          o Marsico Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY BASIC VALUE       Seeks capital appreciation and secondarily, income.         o Mercury Advisors
 EQUITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/MERCURY INTERNATIONAL     Seeks capital appreciation.                                 o Merrill Lynch Investment Managers
 VALUE                                                                                     International Limited
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH       Seeks to provide long-term capital growth.                  o MFS Investment Management
 COMPANIES
------------------------------------------------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST       Seeks long-term growth of capital with secondary            o MFS Investment Management
                             objective to seek reasonable current income.
------------------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET              Seeks to obtain a high level of current income,             o Alliance Capital Management L.P.
                             preserve its assets and maintain liquidity.
------------------------------------------------------------------------------------------------------------------------------------
EQ/PUTNAM GROWTH & INCOME    Seeks capital growth. Current income is a secondary         o Putnam Investment Management, LLC
 VALUE                       objective.
------------------------------------------------------------------------------------------------------------------------------------
EQ/PUTNAM VOYAGER            Seeks long-term growth of capital and any increased         o Putnam Investment Management, LLC
                             income that results from this growth.
------------------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX       Seeks to replicate as closely as possible (before the       o Alliance Capital Management L.P.
                             deduction of portfolio expenses) the total return of
                             the Russell 2000 Index.
------------------------------------------------------------------------------------------------------------------------------------

14 About the Portfolios of the Trusts

------------------------------------------------------------------------------------------------------------------------------------
Barr Rosenberg Variable
Insurance Trust
Portfolio Name                     Objective                                                Investment Manager/Adviser
------------------------------------------------------------------------------------------------------------------------------------
LAUDUS ROSENBERG VIT VALUE        Seeks to increase the value of your investment in bull    o Charles Schwab Investment Management,
 LONG/SHORT EQUITY                markets and bear markets through strategies that are        Inc.
                                  designed to have limited exposure to general equity       o AXA Rosenberg Investment Management
                                  market risk.                                                LLC
------------------------------------------------------------------------------------------------------------------------------------
The Universal Institutional
Funds, Inc.
Portfolio Name                     Objective                                                Investment Manager
------------------------------------------------------------------------------------------------------------------------------------
U.S. REAL ESTATE -- Class II(1)   Seeks to provide above average current income and         o Van Kampen(2)
                                  long-term capital appreciation by investing primarily
                                  in equity securities of companies in the U.S. real
                                  estate industry, including real estate investment
                                  trusts.
------------------------------------------------------------------------------------------------------------------------------------

(1) `Class II' shares are defined in the current underlying Trust prospectus.

(2) Van Kampen is the name under which Morgan Stanley Investment Management Inc. does business in certain situations.

You should consider the investment objectives, risks, and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts, which accompany this prospectus, contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing.


                                           About the Portfolios of the Trusts 15

5. Determining your policy's value

--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE

We credit each premium payment to your policy's "account value." You instruct us to allocate your account value to one or more of the policy's investment options indicated on the front cover of this prospectus.

Your account value is the total of (i) your amounts in our variable investment options, (ii) your amounts in our guaranteed interest option other than in
(iii), and (iii) any amounts that we are holding to secure policy loans that you have taken (including any interest on those amounts which has not yet been allocated to the variable investment options). See "Borrowing from your policy" later in this prospectus. Your "net account value" is the total of (i) and (ii) above, plus any interest credited on loaned amounts, minus any interest accrued on outstanding loans. (Your policy and other supplemental material may refer to the account that holds the amounts in (ii) and (iii) above as our "Guaranteed Interest Account.") Your account value is subject to certain charges discussed in "Risk/benefit summary: Charges and expenses you will pay" earlier in this prospectus.

--------------------------------------------------------------------------------
Your account value will be credited with the same returns as are achieved by the Portfolios or guaranteed interest option that you select, and is reduced by the amount of charges we deduct under the policy.
--------------------------------------------------------------------------------

YOUR POLICY'S VALUE IN OUR VARIABLE INVESTMENT OPTIONS. We invest the account value that you have allocated to any variable investment option in shares of the corresponding Portfolio. Your value in each variable investment option is measured by "units."

The number of your units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option. Whenever any amount is withdrawn or otherwise deducted from one of your policy's variable investment options, we "redeem" (cancel) the number of units that has a value equal to that amount. This can happen, for example, when all or a portion of monthly charges and transaction-based charges are allocated to that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, you "purchase" additional units having the same value as the amount of any premium, loan repayment, or transfer that you allocate to that option.

The value of each unit will increase or decrease each business day, as though you had invested in the corresponding Portfolio's shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares). On any day, your value in any variable investment option equals the number of units credited to your policy under that option, multiplied by that day's value for one such unit. The mortality and expense risk charge mentioned earlier in this prospectus is calculated as a percentage of the value you have in the variable investment options and deducted monthly from your policy account based on your deduction allocations.

YOUR POLICY'S VALUE IN OUR GUARANTEED INTEREST OPTION. Your policy's value in our guaranteed interest option includes any amounts you have specifically requested that we allocate to that option. We credit all of such amounts with interest at rates we declare from time to time. We guarantee that these rates will not be less than a 3% effective annual rate.

Amounts may be allocated to or removed from your policy's value in our guaranteed interest option for the same purposes as described earlier in this prospectus for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar basis.


16  Determining your policy's value

6. Transferring your money among our investment options

--------------------------------------------------------------------------------
TRANSFERS YOU CAN MAKE
--------------------------------------------------------------------------------
You can transfer among our variable investment options and into our guaranteed interest option.
--------------------------------------------------------------------------------

After your policy's Allocation Date, you can transfer amounts from one investment option to another. The total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than $500. We also reserve the right to restrict transfers among variable investment options as described in your policy, including limitations on the number, frequency, or dollar amount of transfers.

--------------------------------------------------------------------------------
Transfers out of our guaranteed interest option are more limited.
--------------------------------------------------------------------------------

RESTRICTIONS ON TRANSFER OUT OF THE GUARANTEED INTEREST OPTION. We only permit you to make one transfer out of our guaranteed interest option during each policy year. (No such limit applies to transfers out of our variable investment options.) Also, the maximum amount of any transfer from our guaranteed interest option in any policy year is the greater of (a) 25% of your balance in that option on the transfer effective date, (b) $500, or (c) the amount (if any) that you transferred out of the guaranteed interest option during the immediately preceding policy year.

We will not accept a request to transfer out of the guaranteed interest option unless we receive it within the period beginning 30 days before and ending 60 days after an anniversary of your policy. If we receive the request within that period, the transfer will occur as of that anniversary or, if later, the date we receive it.

You may not transfer any amount out of the guaranteed interest option if your policy is in "loan extension." See "Accessing your money" below.

DISRUPTIVE TRANSFER ACTIVITY. We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "More information about other matters").


HOW TO MAKE TRANSFERS

TRANSFERS THROUGH OUR ADMINISTRATIVE OFFICE. You may submit a written request for a transfer to our Administrative Office.

TELEPHONE TRANSFERS. You can make telephone transfers by following one of two procedures:

o if you are both the policy's insured person and its owner, by calling the number under "By toll-free phone" in "How to reach us" earlier in this prospectus, from a touch tone phone; or

o whether or not you are both the insured person and owner, by sending us a signed telephone transfer authorization form. Once we have the form on file, we will provide you with a toll-free telephone number to make transfers.

For more information see "Telephone and EQAccess requests" later in this prospectus. We allow only one request for telephone transfers each day (although that request can cover multiple transfers), and we will not allow you to revoke a telephone transfer. If you are unable to reach us by telephone, you should send a written transfer request to our Administrative Office.

EQACCESS TRANSFERS. You can make transfers over the Internet if you are the owner of the policy. You may do this by visiting our Website at www.equitable.com and enrolling in EQAccess. This service may not always be available. Generally, the above described restrictions relating to telephone transfers also apply to online transfers.


OUR AUTOMATIC TRANSFER SERVICE

We offer a dollar cost averaging service called "automatic transfer service." This service allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low, and fewer units if the unit's value is high. Therefore, you may achieve a lower average cost per unit over the long term.

--------------------------------------------------------------------------------
Using the automatic transfer service does not guarantee that you will earn a profit or be protected against losses.
--------------------------------------------------------------------------------

Our automatic transfer service enables you to make automatic monthly transfers from the EQ/Money Market option to our other variable investment options. You may elect the automatic transfer service with your policy application or at any later time (provided you are not using the asset rebalancing service described below). At least $5,000 must be allocated to the EQ/Money Market option to begin using the automatic transfer service. You can choose up to eight other variable investment options to receive the automatic transfers, but each transfer to each option must be at least $50.

This service terminates when the EQ/Money Market option is depleted. You can also cancel the automatic transfer service at any time. You may not simultaneously participate in the asset rebalancing service and the automatic transfer service.


OUR ASSET REBALANCING SERVICE

You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your account value in each variable option is restored to an asset allocation that you select. You can accomplish this automatically through our asset rebalancing service. The rebalancing may be at quarterly, semiannual, or annual intervals.

You may specify asset allocation percentages for all available variable investment options up to a maximum of 50. The allocation percentage you specify for each variable investment option selected must be at least 2% (whole percentages only) of the total value you hold under


                        Transferring your money among our investment options 17 the variable investment options, and the sum of the percentages must equal
100%. You may not simultaneously participate in the asset rebalancing service and the automatic transfer service (discussed above).

You may request the asset rebalancing service in your policy application or at any later time. You may change your allocation instructions or discontinue participation in the asset rebalancing service at any time.


18  Transferring your money among our investment options

7. Accessing your money

--------------------------------------------------------------------------------

BORROWING FROM YOUR POLICY

You may borrow up to 90% of the difference between your policy's account value and any surrender charges that are in effect under your policy. (In your policy, this "difference" is referred to as your Cash Surrender Value.) However, the amount you can borrow will be reduced by any other loans (and accrued loan interest) you have outstanding.

--------------------------------------------------------------------------------
You can use policy loans to obtain funds from your policy without surrender charges or, in most cases, paying current income taxes. However, the borrowed amount is no longer credited with the investment results of any of our investment options under the policy.
--------------------------------------------------------------------------------

When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan's repayment. We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with several exceptions:

o  you cannot make transfers or withdrawals of the collateral;

o we expect to credit different rates of interest to loan collateral than we credit under our guaranteed interest option; and

o  the collateral is not available to pay policy charges.

When you request your loan, you should tell us how much of the loan collateral you wish to have taken from any amounts you have in each of our investment options. If you do not give us directions (or if we are making the loan automatically to cover unpaid loan interest), we will take the loan from your investment options in the same proportion as we are then taking monthly deductions for charges. If that is not possible, we will take the loan from your investment options in proportion to your value in each.

LOAN INTEREST WE CHARGE. The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of (a) 4% or (b) the "Monthly Average Corporate" yield published in Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) We will notify you of the current loan interest rate when you apply for a loan, and will notify you in advance of any rate increase.


Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan.

INTEREST THAT WE CREDIT ON LOAN COLLATERAL. Under our current rules, the annual interest rate we credit on your loan collateral during any of your policy's first fifteen years will be 1.15% less than the rate we are then charging you for policy loan interest, and, beginning in the policy's 16th year, will be 0.70% less than the loan interest rate. This reduction in the rate differential is not guaranteed. Accordingly, we have discretion to increase the rate differential for any period, including under policies that are already in force (and may have outstanding loans).

If your policy is in "loan extension" status and your policy loan is greater than, or equal to, the cash surrender value, the annual interest rate we credit on your loan collateral and charge for policy loan interest will never be less than 3%. (See "Loan extension" later in this prospectus.)

We do guarantee that the annual rate of interest credited on your loan collateral will never be less than 3% and that the differential will not exceed 2% (except if tax law changes increase the taxes we pay on policy loans or loan interest). Because we first offered Accumulator(R) Life policies in 2004, the interest rate differential has not yet been reduced (as described above) under any in-force policies.

We credit interest on your loan collateral daily. On each anniversary of your policy (or when your policy loans are fully repaid) we transfer that interest to your policy's investment options in the same proportions as if it were a premium payment.

EFFECTS OF POLICY LOANS. A loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due. An outstanding loan will also cause any no-lapse guarantee otherwise in effect to become unavailable if any outstanding policy loan and accrued loan interest exceeds your cash surrender value. We will deduct any outstanding policy loan plus accrued loan interest from your policy's proceeds if you do not pay it back. Even if a loan is not taxable when made, it may later become taxable, for example, upon termination or surrender. See "Tax information" below for a discussion of the tax consequences of policy loans.

PAYING OFF YOUR LOAN. You can repay all or part of your loan at any time. Unless you are paying off the balance of a Guaranteed Minimum Death Benefit premium due, we assume that any payments you send us are loan repayments unless you instruct us otherwise. If you send us more than all of the loan principal and interest you owe, we will refund the excess to you.

When you send us a loan repayment, we will transfer an amount equal to such repayment from your loan collateral back to the investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among investment options as you instruct; or, if you don't instruct us, in the same proportion as if they were premium payments.

LOAN EXTENSION. Your policy will automatically enter a status called "loan extension," if at the beginning of any policy month following the policy anniversary nearest the insured person's 85th birthday (a) the amount of any outstanding policy loan and accrued and unpaid interest thereon equals or exceeds 90% of the policy's cash surrender


                                                        Accessing your money  19
value, and (b) the policy account value is not less then $500. When a policy goes on "loan extension," the following apply:

o Any policy account value that is invested in our variable investment options will automatically be transferred to our guaranteed interest option; and no transfers out of the guaranteed interest option may thereafter be made into any of our variable investment options.

o  No additional loans or partial withdrawals may be requested.

o No additional premiums will be accepted. Any payments we receive will be applied as loan repayments. If a loan repayment is made, the repaid amount will become part of the unloaned guaranteed interest account.

o Loan interest will continue to accrue and we will send you a notice of any loan interest due on or about each policy anniversary. If the loan interest is not paid, it will be added to the outstanding policy loan balance.

o The cash surrender value will never be less than the amount of the policy loan and accrued and unpaid interest thereon.

o  The policy will not thereafter lapse for any reason.

If the policy is on loan extension, we will waive the monthly policy charges that we are unable to deduct from your Policy Account Value. At that time, the annual interest rate we credit to the loaned portion of your Policy Account will equal the loan interest rate we charge on your outstanding loan. This rate will never be less than 3%.

On the policy anniversary on which the insured attains age 85 and each month thereafter, we will determine whether the policy is on loan extension. You will be sent a letter explaining transactions that are allowed and prohibited while a policy is on loan extension.


MAKING WITHDRAWALS FROM YOUR POLICY

No partial withdrawals are permitted during the first seven policy years. You may make a partial withdrawal of your net cash surrender value (defined below) at any time after the seventh year of your policy and before the policy anniversary nearest to the insured's 100th birthday. The request must be for at least $500, and the amount of your policy's net cash surrender value after a partial withdrawal must be at least $500. We will permit no more than twelve partial withdrawals in any policy year. Also, we have discretion to decline any withdrawal request. If you do not tell us from which investment options you wish us to take the withdrawal, we will use the same allocation that then applies for the monthly deductions we make for charges; and, if that is not possible, we will take the withdrawal from all of your investment options in proportion to your value in each.

--------------------------------------------------------------------------------
You can withdraw all or part of your policy's net cash surrender value, although you may incur certain adverse consequences by doing so.
--------------------------------------------------------------------------------

CONSEQUENCES OF A PARTIAL WITHDRAWAL. Any partial withdrawal will cause the policy's Guaranteed Minimum Death Benefit provision to terminate. Once terminated, the Guaranteed Minimum Death Benefit cannot be restored. A partial withdrawal also will cause the amount of your death benefit to decrease. This decrease will generally be more than a dollar for dollar decrease and in the case of the first partial withdrawal that causes the Guaranteed Minimum Death Benefit to terminate, cause your policy's death benefit to be determined as a percentage of your policy's account value. This will prevent you from paying any additional premiums.

You should refer to "Tax Information" below, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits.


SURRENDERING YOUR POLICY FOR ITS NET CASH SURRENDER VALUE

You can surrender (give us back) your policy for its "net cash surrender value" at any time. The net cash surrender value equals your account value, minus any outstanding loans and unpaid loan interest, minus any surrender charge that then remains applicable. The surrender charge is described in "Charges and expenses you will pay" earlier in this prospectus.

Please refer to "Tax information" below for the possible tax consequences of surrendering your policy and applicable waivers of surrender charges in the event of federal estate tax repeal. If you surrender your policy before all annuity payouts have been made from the single premium annuity that we issued in connection with your policy, the remaining payouts from the single premium annuity will be made to the person designated to receive payouts under the single premium annuity as they fall due.


20  Accessing your money

8. Tax information

--------------------------------------------------------------------------------

This discussion is based on current federal income tax law and interpretations. It assumes that the policyowner is a natural person who is a U.S. citizen and resident. The tax effects may be different on taxpayers who are not individuals (for example, a corporation) or individual taxpayers who are non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.


YOUR SINGLE PREMIUM ANNUITY

Basic Tax Treatment of Single Premium Annuity Payouts

A portion of each of the annuity payouts used to pay the premiums for your Accumulator(R) Life policy will be treated as a partial return of your purchase payments for the annuity contract and will not be taxable. The remaining portion of each annuity payout is taxable as ordinary income for the year of that annuity payout.

IF YOU PURCHASED THE ANNUITY CONTRACT WITH AFTER-TAX FUNDS. The portion of each annuity payout that is nontaxable is determined by dividing the amount paid for the annuity contract by the total expected return for all annuity payouts and applying this percentage to the amount of each annuity payout.

IF YOU PURCHASED THE ANNUITY CONTRACT THROUGH A QUALIFYING TAX-FREE EXCHANGE OF AN ANNUITY CONTRACT UNDER SECTION 1035 OF THE CODE. The portion of each annuity payout that is nontaxable is determined by dividing any basis (investment in the contract) that is carried over income tax-free from the annuity contract being exchanged by the total expected return for all annuity payouts under the new annuity contract and applying this percentage to the amount of each annuity payout. In order for us to credit you with tax basis from any exchanged annuity contract, we must receive this tax information from the issuer of the exchanged annuity contract. If you exchanged a deferred annuity contract for the single premium annuity contract and are under age 59-1/2 for the year of the annuity payout, the portion of the annuity payout includible in income will generally also be subject to a 10% tax penalty unless limited exceptions apply (e.g., a payment on or after your death or because you are disabled as defined in the
Code).

Federal income tax withholding (and in some cases state or local withholding) will be made from annuity payouts unless you are eligible to, and properly elect out of, such withholding. A change in withholding rules or status can therefore affect the net amount of the annuity payout that is applied as premium to your life insurance policy. See "When we withhold taxes from distributions" later in this prospectus.


YOUR LIFE INSURANCE POLICY


BASIC TAX TREATMENT FOR YOU AND YOUR BENEFICIARY

An Accumulator(R) Life policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under
Section 7702 of the Internal Revenue Code (the "Code") and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the policies will meet these requirements and, therefore, that:

o the death benefit received by the beneficiary under your policy generally will not be subject to federal income tax; and

o increases in your policy's account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you.

There may be different tax consequences if you assign your policy or designate a new owner. See "Assigning your policy" later in this prospectus.


TAX TREATMENT OF DISTRIBUTIONS TO YOU (LOANS, PARTIAL WITHDRAWALS, AND FULL SURRENDER)

The federal income tax consequences of a distribution from your policy depend on whether your policy is a "modified endowment contract" (sometimes also referred to as a "MEC"). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS. Your policy will be a "modified endowment contract" if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the cumulative seven-pay limit. The cumulative seven-pay limit is the amount of premiums that you would have paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid up future benefits after the payment of seven equal annual premiums. ("Paid up" means that no future premiums would be required.) This is called the "seven-pay" test.

Since the policy has been designed to be sold based on the payment of seven annual premium payments, each equal to the policy's seven-pay premium limit, it should be anticipated that any additional premium payment during those seven years will cause the policy to become a modified endowment contract.

Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the account value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period.

If your policy's benefits are reduced within a seven-pay period, the seven-pay limit will be redetermined based on the reduced level of


                                                             Tax information  21
benefits and applied retroactively for purposes of the seven-pay test. Such a reduction in benefits could include, for example, a partial withdrawal within a seven-pay testing period. If the premiums previously paid are greater than the recalculated (lower) seven-pay limit, the policy will become a modified endowment contract.

A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.

In addition to the above premium limits for testing for modified endowment status, federal income tax rules must be complied with in order for it to qualify as life insurance. Changes made to your policy, for example, a decrease in face amount as a result of a partial withdrawal or other decrease in benefits may impact the maximum amount of account value that may be maintained under the policy. In some cases, this may cause us to take current or future action in order to assure that your policy continues to qualify as life insurance, including distribution of amounts to you that may be includible as income. See "Changes we can make" later in this prospectus.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT. As long as your policy remains in force as a non-modified endowment contract, policy loans will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally not be tax deductible, although interest credited on loan collateral may become taxable under the rules below if distributed. Also, see below for taxation of loans upon surrender or termination of your policy.

If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) During the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your account value exceeds your basis.

Upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. In addition, if a policy terminates after a grace period, the extinguishment of any then-outstanding policy loan and unpaid loan interest will be treated as a distribution and could be subject to tax under the foregoing rules. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.

TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A MODIFIED ENDOWMENT CONTRACT. Any distribution from your policy will be taxed on an "income-first" basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your account value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)

For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by Equitable Life (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 59-1/2, (ii) distributions in the case of a disability (as defined in the Code) or (iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If your policy terminates after a grace period, the extinguishment of any then outstanding policy loan and unpaid loan interest will be treated as a distribution (to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

RESTORATION OF A TERMINATED POLICY. For tax purposes, some restorations of a policy that terminated after a grace period may be treated as the purchase of a new policy.


EFFECT OF POLICY ON INTEREST DEDUCTIONS TAKEN BY BUSINESS ENTITIES

Ownership of a policy by a trade or business entity can limit the amount of any interest on business borrowings that entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences.

The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called "split-dollar" arrangements. If the trade or business entity has such an


22  Tax information
interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material change in a policy, will be treated as the issuance of a new policy.

In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy's average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity's other assets.

Any corporate, trade, or business use of a policy should be carefully reviewed by your tax advisor with attention to these rules, as well as the other rules and possible pending legislative proposals which might further restrict available exceptions to this limit on interest deductions or make other tax law changes with respect to such coverage.


REQUIREMENT THAT WE DIVERSIFY INVESTMENTS

Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income and gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements.


ESTATE, GIFT, AND GENERATION-SKIPPING TAXES

If the purchaser of the annuity contract will not be the owner of the life policy, or will not be the recipient of any annuity payments which are not applied to the life policy (for example after a surrender of the life policy), the gift or estate tax implications of the transfer of such rights should be considered.

If the life insurance policy's owner is the insured person, the death benefit will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner's estate. If the owner is neither the insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.

In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person's taxable estate, total at least $1 million. (For estate tax purposes only, this amount is scheduled to rise at periodic intervals, going to $1.5 million in 2004 and ultimately to $3.5 million in 2009. For year 2010, the estate tax is scheduled to be repealed. For years 2011 and thereafter the estate tax is reinstated and the gift and estate tax exemption referred to above would again be $1 million.) For this purpose, however, certain amounts may be deductible or excludable, such as gifts and bequests to a person's spouse or charitable institutions and certain gifts of $11,000 for 2004 (this amount is indexed annually for inflation) or less per year for each recipient.

As a general rule, if you make a "transfer" to a person two or more generations younger than you, a generation-skipping tax may be payable. Generation-skipping transactions would include, for example, a case where a grandparent "skips" his or her children and names his or her grandchildren as a policy's beneficiaries. In that case, the generation-skipping "transfer" would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rate in effect at the time. Individuals, however, are generally allowed an aggregate generation-skipping tax exemption of $1 million (indexed annually for inflation, e.g., $1.12 million for 2003). Beginning in year 2004, this exemption will be the same as the amounts discussed above for estate taxes, including a full repeal in year 2010, then return to current law in years 2011 and thereafter. Beginning in 2011, at any time during which there is no federal estate tax in effect, we will waive any surrender charges that would otherwise apply, upon a surrender of your policy or a reduction of the face amount of insurance.

The particular situation of each policyowner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation-skipping taxes, as well as state and local estate, inheritance and other taxes. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

Though this product is not intended for split-dollar arrangements, if this policy is treated as subject to the tax provisions for a split-dollar arrangement, you should consult your tax advisor for advice concerning the effect of IRS Notice 2002-8 and recent proposed and final regulations regarding split-dollar arrangements on your split-dollar arrangement. The transition and grandfathering rules, among other items, should be carefully reviewed. A material modification to an existing arrangement may result in a change in tax treatment.


PENSION AND PROFIT-SHARING PLANS

This product is not intended for use in qualified plans. There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under
Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.


SPLIT-DOLLAR AND OTHER EMPLOYEE BENEFIT PROGRAMS

This product is not intended for use in split-dollar and employee benefit programs. You should consult a qualified tax advisor prior to purchasing Accumulator(R) Life for use in one of these programs.

Complex rules apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other


                                                             Tax information  23
employee benefits. Employees may have imputed income for the value of any economic benefit provided by the employer. There may be other tax implications, as well. Among other issues, these policyowners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit. In 2002 the IRS issued Notice 2002-8 concerning the taxation of split-dollar life insurance arrangements as well as regulations in both 2002 and 2003. Together, they provide new proposed and interim guidance on such arrangements. Transition and grandfathering rules, among other items, should be carefully reviewed when considering such arrangements. A material modification to an existing arrangement may result in a change in tax treatment. Further guidance is anticipated. In addition, public corporations (generally publicly traded or publicly reporting companies) and their subsidiaries should consider the possible implications on split-dollar arrangements of recent amendments to the Securities Exchange Act of 1934 which generally prohibit certain direct or indirect loans to executive officers or directors. At least some split-dollar arrangements could be deemed to involve loans within the purview of that section.


ERISA

This product is not intended for use in employee benefit plans. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. You should consult a qualified legal advisor.


OUR TAXES

The operations of our Separate Account FP are reported in our federal income tax return. The Separate Account's investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Therefore, we currently pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred; for example, a charge to the Separate Account for income taxes incurred by us that are allocable to the policies.

If our state, local or other tax expenses increase, we may add or increase our charges for such taxes when they are attributable to Separate Account FP, based on premiums, or otherwise allocable to the policies.


WHEN WE WITHHOLD TAXES FROM DISTRIBUTIONS

Generally, unless you provide us with a satisfactory written election to the contrary prior to the distribution, we are required to withhold federal income tax from the taxable portion of the annuity payouts, or other distributions from annuity contracts or any proceeds we distribute as part of a taxable transaction under your life policy. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability.

If you do not wish us to withhold income tax from the payment, or if we do not withhold enough, you may have to pay later, and you may incur penalties under the estimated income tax rules. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory notification that no such taxes are due.

Certain states have indicated that state income tax withholding will apply to payments from annuity contracts or policies made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, a recipient may elect out of state withholding, even if federal withholding applies. Contact your tax adviser to see how state income tax withholding may apply to your payment.

Special withholding rules apply if you are not a U.S. resident or not a U.S. citizen. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.


FEDERAL INCOME TAX WITHHOLDING ON PERIODIC PAYMENTS

We withhold differently on "periodic" and "non-periodic" payments. The annuity payouts are periodic payments for federal income tax withholding purposes. Periodic payments are generally subject to wage-bracket type withholding (as if such payments were wages by an employer to an employee). Therefore, the withholding is computed based on the marital status and the number of withholding exemptions you specify, and not a flat percentage amount of the taxable portion of the payout. If you do not elect out of withholding or do not specify the number of withholding exemptions, withholding will generally be made as if you are married and claim three withholding exemptions. There is an annual threshold of taxable income from periodic payments which is exempt from withholding based on this assumption. For 2004, a recipient of periodic payments (e.g., monthly or annual payments) which total less than $17,280 taxable amount will generally be exempt from federal income tax withholding, unless the recipient specifies a different choice of withholding exemption. If you fail to provide a correct Taxpayer Identification Number, withholding is made as if you are single and claim no exemptions. A withholding election remains effective unless and until you revoke or change it. You may revoke or change your withholding election at any time.


FEDERAL INCOME TAX WITHHOLDING ON NON-PERIODIC DISTRIBUTIONS

The taxable portion of a partial or total non-periodic distribution, such as a life insurance policy surrender, is generally subject to federal income tax withholding at a flat 10% rate.

All distributions or taxable transactions with respect to the single premium annuity contract or life insurance policy are reported to the appropriate taxpayer and the Internal Revenue Service on Form 1099-R in the calendar year following the year of the transaction.


24  Tax information

CONSIDER THE EFFECT OF A CHANGE IN WITHHOLDING

It is important to note, that to the extent applicable, any federal, state or local tax withholding from amounts payable under the single premium annuity contract will reduce the amount which would otherwise be paid as a premium to your life insurance policy. Where a proper election out of any tax withholding is made and continues for all annuity payouts, the amount applied to your life insurance policy should not vary. Where tax withholding applies, however, only the net payout, after tax withholding, will be applied as premium to your life insurance policy. Tax withholding may apply because you did not elect out of withholding, you have changed your election not to have withholding, or regardless of your election the tax laws require us to withhold on the taxable portion of each annuity payout. You may try to estimate the net amount of each annuity payout after tax withholding. However, changes in applicable tax withholding tables or tax laws could change the amount that is withheld from the annuity payouts. This could result in amounts other than those illustrated to be applied as premium to your life policy. Payment of a lesser amount of premium could affect whether the premium level requirements for the Guaranteed Minimum Death Benefit feature of your life insurance policy have been met.

Because your policy premium is determined based on your initial withholding election for the annuity payouts, you should carefully consider the effect of a change in such income tax withholding on the anticipated payments of premiums for your Accumulator(R) Life policy.


POSSIBILITY OF FUTURE TAX CHANGES AND OTHER TAX INFORMATION

The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of annuity contracts and life insurance policies or increase the taxes we pay in connection with such policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new or clarifying interpretations of existing law.

State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change or change in interpretation. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect both on our taxes and on the way your policy is taxed.


OTHER INFORMATION

There are a number of tax benefits associated with variable life insurance policies. For these benefits to continue, the policy must continue to qualify as life insurance. In addition to other requirements, federal tax law requires that the insurer, and not the policyowner, have control of the underlying investment assets for the policy to qualify as life insurance.

You may make transfers among Portfolios of the Separate Account, but you may not direct the investments each Portfolio makes. If the IRS were to conclude that you, as the investor, have control over these investments, then the policy would no longer qualify as life insurance. You would be treated as the owner of separate account assets and be currently taxed on any income or gain the assets generate.

The IRS has provided some guidance on investor control, but many issues remain unclear. One such issue is whether a policyowner can have too much investor control if the variable life policy offers a large number of investment options in which to invest account values and/or the ability to make frequent transfers available under the policy. Although the Treasury Department announced several years ago that it would provide formal guidance on this issue, guidance as of the date of this prospectus has been limited. We do not know if the IRS will provide any further guidance on the issue. If guidance is provided, we do not know if it would apply retroactively to policies already in force.

We believe that our variable life policies do not give policyowners investment control over the investments underlying the various investment options; however, the IRS could disagree with our position. The IRS could seek to treat policyowners with a large number of investment options and/or the ability to freely transfer among investment options as the owners of the underlying Portfolio's shares. Accordingly, we reserve the right to modify your policy as necessary to attempt to prevent you from being considered the owner of your policy's proportionate share of the assets of the Separate Account.


                                                             Tax information  25
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9. More information about policy features and benefits

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DEATH OF ANNUITANT UNDER THE SINGLE PREMIUM ANNUITY CONTRACT

If the insured under the life policy dies before all payouts from the single premium annuity we issue with your policy have been made, the remaining value of the annuity contract will be paid to the beneficiary under the single premium annuity contract who receives this amount, along with the insurance proceeds from your policy. (The beneficiary of your single premium annuity and of your Accumulator(R) Life is required to be the same person). We will commute the remaining value of the annuity payments by discounting them to present value, using the same interest rate that we originally used in computing the amount of each such payment.


VARIATIONS AMONG ACCUMULATOR(R) LIFE POLICIES

Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.

Equitable Life also may vary or waive the charges (including surrender charges) and other terms of Accumulator(R) Life where special circumstances (including certain annuity exchanges) result in sales or administrative expenses or mortality risks that are different from those normally associated with Accumulator(R) Life. We will make such variations only in accordance with uniform rules that we establish.

Equitable Life or your financial professional can advise you about any variations that may apply to your policy.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your policy, you may return it to us for a full refund of the purchase payment. In that case, the single premium annuity contract also would be canceled.

To exercise this cancellation right, you must mail your life policy and single premium annuity contract directly to our Administrative Office with a written request to cancel. Your cancellation request must be postmarked within 10 days after you receive the policy and contract and your coverage will terminate as of the date of the postmark. In some states or situations, this "free look" period is longer than 10 days. Your life policy will indicate the length of your "free look" period.


26  More information about policy features and benefits
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10. More information about certain policy charges

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DEDUCTING POLICY CHARGES

PURPOSES OF POLICY CHARGES. The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss.

The current and maximum rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., the administrative charge, cost of insurance charge, and mortality and expense risk charge. However, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the policies. The surrender charge, for example, is designed primarily to defray sales expenses, but may also be used to defray other expenses associated with your policy that we have not recovered by the time of any surrender. The administrative charge is designed primarily to defray administrative expenses in connection with issuing and administering the policies and costs for taxes imposed on us. The mortality and expense risk charge is designed primarily to defray expenses that we will incur if certain of our assumptions with respect to the mortality of insureds under the policies (as a group) and expenses we incur in issuing and administering the policies are underestimated relative to the guaranteed maximum charges. Similarly, if we ever impose a transfer charge, it will be solely to help defray our costs in processing transfer requests from owners.

MONTHLY COST OF INSURANCE CHARGE. The cost of insurance charge is deducted monthly and is computed as a percentage of your policy's account value subject to a mortality "charge base" (discussed below) if the guaranteed minimum death benefit is in effect on the date the charge is due. Our current cost of insurance rates will generally be lower (except in Montana) if the insured person is a female than if a male. The current rates also will generally be lower for non-tobacco users than tobacco users. In addition, the current rates also vary depending on the age of the insured and duration of the policy (i.e., the length of time since the policy was issued).

The current cost of insurance percentages vary based on the circumstances of each insured person. Therefore you should ask your financial professional for information about the precise current cost of insurance percentage that would apply to your policy.

The current cost of insurance percentages are scheduled to decrease, beginning in the eleventh policy year. However, no such decreases have yet taken effect under any outstanding policies, because Accumulator(R) Life was first offered only in 2004.

The calculation of the current cost of insurance charges will depend on whether the policy's guaranteed minimum death benefit is in force. At any time when the guaranteed minimum death benefit is in force, the cost of insurance charge is a percentage of the greater of (a) the policy's account value (including loaned amounts), or (b) the accumulation of the seven-pay premiums due at 4% (the "mortality charge base"). At any time when the guaranteed minimum death benefit is not in force, the cost of insurance charge is a percentage of the policy's account value (including loaned amounts). This means that your cost of insurance charges may at some times be higher when the guaranteed minimum death benefit is in force than when it is not.

We reserve the right to raise our current cost of insurance charge rates, provided, however, that the monthly cost of insurance charge will never exceed the maximum amount described immediately below.

MAXIMUM MONTHLY COST OF INSURANCE CHARGES. We guarantee that, the amount of the cost of insurance charge we deduct (whether at current rate schedules or at any increased rates we may institute in the future) will not exceed the maximum charges that will be specified in your policy.

The maximum monthly cost of insurance charge is determined by multiplying the applicable cost of insurance rate that is specified in your policy by the amount we have at risk under your policy. Our amount at risk (also described in your policy as "net amount at risk") on any date is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy. A greater amount at risk, or a higher specified cost of insurance rate, will result in a higher maximum monthly charge.

Generally, the maximum cost of insurance rate stated in your policy increases from one policy year to the next. This happens automatically because of the insured person's increasing age.

The guaranteed maximum cost of insurance rates are based on the 1980 Commissioner's Standard Ordinary Male, Female Unismoke Tables. These rates vary by the insured person's age and gender.

DATE WE DEDUCT MONTHLY CHARGES. We deduct monthly charges as of the first day of each month of the policy.


                               More information about certain policy charges  27
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11. More information about procedures that apply to your life insurance policy

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This section provides further detail about certain subjects that are addressed in the previous pages. The following discussion generally does not repeat the information already contained in those pages.


DATES AND PRICES AT WHICH POLICY EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

DATE OF RECEIPT. Where this prospectus refers to the day when we receive a payment, request, election, or notice from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

BUSINESS DAYS. Business day is every day that the New York Stock Exchange is open for regular trading. A business day ends at the time regular trading on the exchange closes (or is suspended) for the day. We compute unit values for our variable investment options as of the end of each business day. This usually is 4:00 p.m., Eastern Time.

PAYMENTS YOU MAKE. The following are reflected in your policy as of the date we receive them:

o premium payments received after the policy's investment start date (discussed below)

o  loan repayments and interest payments

REQUESTS YOU MAKE. The following transactions occur as of the date we receive your request:

o  withdrawals

o  tax withholding elections

o  changes of allocation percentages for premium payments and monthly charges

o  surrenders

o  changes of beneficiary

o  transfers from a variable investment option to the guaranteed interest option

o  loans

o  transfers among variable investment options

o  assignments

AUTOMATIC TRANSFER SERVICE. Transfers pursuant to our automatic transfer service occur as of the first day of each policy month. If you request the automatic transfer service in your original policy application, the first transfer will occur as of the first day of the second policy month after your policy's initial Allocation Date. If you request this service at any later time, we make the first such transfer as of your policy's first monthly anniversary that coincides with or follows the date we receive your request.

ASSET REBALANCING SERVICE. If you request the asset rebalancing service, the first redistribution will be on the date you specify or the date we receive your request, if later. However, no rebalancing will occur before your policy's Allocation Date. Subsequent periodic rebalancings occur quarterly, semiannually or annually, as you have requested.

DELAY IN CERTAIN CASES. We may delay allocating any payment you make to our variable investment options, or any transfer, for the same reasons stated in "Delay of variable investment option proceeds" later in this prospectus. We may also delay such transactions for any other legally permitted purpose.

PRICES APPLICABLE TO POLICY TRANSACTIONS. If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day's close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day's close.

EFFECT OF DEATH OR SURRENDER. You may not make any surrender or partial withdrawal request after the insured person has died. Also, all insurance coverage ends on the date as of which we process any request for a surrender.


POLICY ISSUANCE

REGISTER DATE. We assign each policy a "register date," which will be shown in the policy. We measure the months, years, and anniversaries of your policy from your policy's register date. The register date will generally be the date we receive your full purchase payment at our Administrative Office, except that, if that date is the 29th, 30th or 31st of a month, your register date will be the 1st of the next month.

We may also permit an earlier than customary register date to provide a younger age at issue. (A younger age at issue may reduce the monthly charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date.

INVESTMENT START DATE. This is the date your investment first begins to earn a return for you. Generally, this is the register date or, if later, the date we receive your full purchase payment at our Administrative Office.

COMMENCEMENT OF INSURANCE COVERAGE. You must give the full purchase payment to your financial professional on or before the day the policy is delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such payment and delivery are completed and
(2) the information in the application continues to be true and complete, without material


28 More information about procedures that apply to your life insurance policy change, as of the time of such payment. If you submit the full purchase payment with your application, we may, subject to certain conditions, provide temporary insurance coverage on the proposed insured person. You may request and review a copy of our Temporary Insurance Agreement for more information about the terms and conditions of that coverage.

NON-ISSUANCE. If, after considering your application, we decide not to issue a policy, we will refund any purchase payment you have made, without interest.

AGE; AGE AT ISSUE. Unless the context in this prospectus requires otherwise, we consider the insured person's "age" during any policy year to be his or her age on his or her birthday nearest to the beginning of that policy year. For example, the insured person's age for the first policy year ("age at issue") is that person's age on whichever birthday is closer to (i.e., before or after) the policy's register date.


WAYS TO MAKE PREMIUM AND LOAN PAYMENTS

CHECKS AND MONEY ORDERS. Premiums, either additional or to cover a Guaranteed Minimum Death Benefit premium due, or loan repayments generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "Equitable Life."

We prefer that you make any payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier's check payable directly to Equitable Life, although we must report such "cash equivalent" payments to the Internal Revenue Service under certain circumstances. Cash and travelers' checks, or any payments in foreign currency, are not acceptable. We will accept third-party checks payable to someone other than Equitable Life and endorsed over to Equitable Life only if they are made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.


ASSIGNING YOUR LIFE INSURANCE POLICY

You may assign (transfer) your rights in a life insurance policy to someone else as collateral for a loan, to effect a change of ownership or for some other reason, if we agree. Collateral assignments may also sometimes be used in connection with dividing the benefits of the policy under a split-dollar arrangement, which will also have its own tax consequences. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

Certain transfers for value may subject you to income tax and penalties and cause the life insurance death benefit to lose its income-tax free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. The IRS has issued regulations in both 2002 and 2003 concerning split-dollar arrangements, including policies subject to collateral assignments. The regulations provide both new and interim guidance as to the taxation of such arrangements. These regulations address taxation issues in connection with arrangements which are compensatory in nature, involve a shareholder and corporation, or a donor and donee. See also discussion under "Split-dollar and other employee benefit programs" and "Estate, gift, and generation-skipping taxes" in the "Tax information" section of this prospectus. You should consult your tax advisor prior to making a transfer or assignment.


REQUIREMENTS FOR SURRENDER REQUESTS

Your surrender request must include the policy number, your name, your tax identification number, the name of the insured person, and the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. We may also require you to complete specific tax forms.

Finally, in order for your surrender request to be complete, you must return your policy to us.


GENDER-NEUTRAL POLICIES

Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of Accumulator(R) Life in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

There will be no distinctions based on sex for Accumulator(R) Life policies sold in Montana. The terms applicable to such a gender-neutral policy will be the same as those of a comparable male policy being issued on a gender specific basis.


  More information about procedures that apply to your life insurance policy  29
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12. More information about other matters

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ABOUT OUR GENERAL ACCOUNT

Our general account assets support all of our obligations, (including those under the Accumulator(R) Life policies. More specifically, our general account assets support both the guaranteed interest option under our Accumulator(R) Life policies and our obligations under the single premium annuities that we issue in conjunction with those policies. Our general assets consist of all of our assets as to which no class or classes of our annuity or life insurance policies have any preferential claim. You will not share in the investment experience of our general account assets, however; and we have full discretion about how we invest those assets (subject only to any requirements of law).

Because of applicable exemptions and exclusions, we have not registered interests in the general account under the Securities Act of 1933 or registered the general account as an investment company with the SEC. Accordingly, neither the general account, the guaranteed interest option, the single premium annuity nor any interests therein, are subject to regulation under those acts. The staff of the SEC has not reviewed the portions of this prospectus that relate to the general account, the guaranteed interest option, and the single premium annuity. The disclosure, however, may be subject to certain provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.


TRANSFERS OF YOUR ACCOUNT VALUE

TRANSFERS NOT IMPLEMENTED. When we cannot process part of a transfer request, we will not process any other part of the request. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.

Similarly, the automatic transfer service will terminate immediately if: (1) your amount in the EQ/Money Market option is insufficient to cover the automatic transfer amount; (2) your policy is in a grace period; or (3) we receive notice of the insured person's death. Similarly, the asset rebalancing program will terminate if either (2) or (3) occurs.

DISRUPTIVE TRANSFER ACTIVITY. Frequent transfers, including market timing and other program trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may hurt the long term performance of a portfolio by, for example, requiring it to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. We currently use the procedures described below to discourage disruptive transfer activity in AXA Premier VIP Trust and EQ Advisors Trust. You should understand, however, that these procedures are subject to the following limitations: (1) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; (2) the design of these procedures involves inherently subjective judgments, which we and AXA Premier VIP Trust and EQ Advisors Trust seek to make in a fair and reasonable manner consistent with interests of all policy and contract owners. Certain frequent transfer activities attempt to exploit inefficiencies in how portfolio securities are valued. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

If we determine that your transfer patterns are disruptive, we may, among other things, restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may also refuse to act on transfer instructions of an agent who is acting on behalf of one or more owners. In making these determinations, we may consider the combined transfer activity of annuity contracts and life insurance policies that we believe are under common ownership, control or direction.

We currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In order to reduce disruptive activity, we monitor the frequency of transfers, including the size of transfers in relation to portfolio assets, in each underlying portfolio. When a potentially disruptive transfer into or out of a portfolio occurs on a day when the portfolio's aggregate deposits or aggregate redemptions exceed our monitoring threshold, we may take the actions described above to restrict availability of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We also currently provide a letter to owners who have engaged in disruptive transfer activity of our intention to restrict access to communication services. However, we may not continue to provide such letters. We may also, in our sole discretion and without further notice, change what we consider potentially disruptive transfer activity and our monitoring procedures and thresholds, as well as change our procedures to restrict this activity.

Our ability to monitor potentially disruptive transfer activity is limited in certain circumstances. Group annuity contracts may be owned by retirement plans on whose behalf we provide transfer instructions on an omnibus (aggregate) basis, which may mask the disruptive transfer activity of individual plan participants, and/or interfere with our ability to restrict communication services. Also, underlying portfolios that are not in AXA Premier VIP Trust or EQ Advisors Trust may be available for investment through companies that may have policies and procedures regarding disruptive transfer activity that are different from ours. Please see the prospectuses for those underlying portfolios for more information.


TELEPHONE AND EQACCESS REQUESTS

If you are a properly authorized person, you may make transfers between investment options by telephone or over the Internet as described earlier in this prospectus in "How to make transfers" under "Transferring your money among our investment options."

Also, you may make the following additional types of requests by calling the number under "By toll-free phone" in "How to reach us" from


30 More information about other matters a touch-tone phone, if you are both the owner of the policy and the insured person, or through EQAccess if you are the individual owner:

o  changes of allocation percentages

o  changes of address

o to request a policy loan (loan requests cannot be made through EQAccess by corporate policyholders)

For security purposes, all telephone requests are automatically tape-recorded and are invalid if the information given is incomplete or any portion of the request is inaudible. We have established procedures reasonably designed to confirm that telephone instructions are genuine. These include requiring personal identification information from the caller and providing subsequent written confirmation of the instructions.

If you wish to participate in EQAccess, you must first agree to the terms and conditions set forth in our EQAccess Online Services Agreement, which you can find at our Web site. For clients of AXA Advisors, please use AXAonline.com. All other clients may access EQAccess by visiting our other Website at http://www.equitable.com. We will send you a confirmation letter by first class mail. Additionally, you will be required to use a password and protect it from unauthorized use. We will provide subsequent written confirmation of any EQAccess transactions. We will assume that all instructions received through EQAccess from anyone using your password are given by you; however, we reserve the right to refuse to process any transaction and/or block access to EQAccess if we have reason to believe the instructions given are unauthorized.

If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions that we reasonably believe to be genuine.

We reserve the right to refuse to process any telephone or Internet transactions if we have reason to believe that the request compromises the general security and/or integrity of our automated systems (see discussion of "Disruptive transfer activity" above).

Any telephone, Internet or facsimile transaction request that is not completed by the close of a business day (which is usually 4:00 p.m. Eastern Time) will be processed as of the next business day. During times of extreme market activity, or for other reasons, you may be unable to contact us to make a telephone or Internet request. If this occurs, you should submit a written transaction request to our Administrative Office. We reserve the right to discontinue telephone or Internet transactions, or modify the procedures and conditions for such transactions, without notifying you, at any time.


SUCIDE AND CERTAIN MISSTATEMENTS

If an insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of an insured person, we will adjust the amount of any death benefit as described in the policy.


WHEN WE PAY POLICY PROCEEDS

GENERAL. We will generally pay any death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items.

CLEARANCE OF CHECKS. We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment or loan repayment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

DELAY OF GUARANTEED INTEREST OPTION PROCEEDS. We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% per year from the date we receive your request.

DELAY OF VARIABLE INVESTMENT OPTION PROCEEDS. We reserve the right to defer payment of any death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the law permits the delay for the protection of owners. If we need to defer calculation of values for any of the foregoing reasons, all delayed transactions will be processed at the next available unit values.

DELAY TO CHALLENGE COVERAGE. We may challenge the validity of your insurance policy based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.


CHANGES WE CAN MAKE

In addition to any of the other changes described in this prospectus, we have the right to modify how we or Separate Account FP operate. For example, we have the right to:

o combine two or more variable investment options or withdraw assets relating to Accumulator(R) Life from one investment option and put them into another;

o end the registration of, or re-register, Separate Account FP under the Investment Company Act of 1940;

o operate Separate Account FP under the direction of a "committee" or discharge such a committee at any time;

o restrict or eliminate any voting rights or privileges of policyowners (or other persons) that affect Separate Account FP;

o operate Separate Account FP, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Separate Account FP an advisory fee. We may make any legal investments we wish for Separate Account FP. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.


                                        More information about other matters  31

If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you to the extent required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition to, the Trusts. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

We may make any changes in the policy, require additional premium payments, or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. Subject to all applicable legal requirements, we also may make other changes in the policies that do not reduce any net cash surrender value, death benefit, account value, or other accrued rights or benefits.

Whether to make any of the above discussed changes is generally within our discretion, although some such changes might require us to obtain regulatory or policy owner approval. Whether regulatory or policy owner approval is required would depend on the nature of the change and, in many cases, the manner in which the change is implemented. You should not assume, therefore, that you necessarily will have an opportunity to approve or disapprove any such changes. We will, of course, comply with applicable legal requirements, including notice to or approval by policy owners where required in particular cases.

It is not possible to foresee all of the circumstances under which we may find it necessary or appropriate to exercise our right to make changes. Such circumstances could, however, include changes in law, or interpretations thereof; changes in financial or investment market conditions; changes in accepted methods of conducting operations in the relevant market; or a desire to achieve material operating economies or efficiencies.


REPORTS WE WILL SEND YOU

Shortly after the end of each year of your policy, we will send you a report that includes information about your policy's current death benefit, account value, cash surrender value (i.e., account value minus any current surrender charge), policy loans, policy transactions and amounts of charges deducted. We will send you individual notices to confirm your premium payments, loan repayments, transfers and certain other policy transactions. Please promptly review all statements and confirmations and notify us immediately at 1-800-777-6510 if there are any errors.


DISTRIBUTION OF THE POLICIES

The policies are distributed through AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors"). Both AXA Advisors and AXA Distributors serve as the principal underwriters of the policies. The offering of the policies is intended to be continuous.

AXA Advisors (the successor to EQ Financial Consultants, Inc.) is an affiliate of Equitable Life and is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Both AXA Advisors and Equitable Life are under the common control (or are subsidiaries) of AXA Financial, Inc. Their principal place of business is 1290 Avenue of the Americas, New York, NY 10104.

AXA Distributors is an indirect wholly owned subsidiary of Equitable Life, with its address at 1290 Avenue of the Americas, New York, NY 10104. AXA Distributors is a successor by merger to all of the functions, rights and obligations of Equitable Distributors, Inc. ("EDI"), including the role of principal underwriter of Separate Account FP. Like AXA Distributors, EDI was owned by Equitable Holdings, LLC. AXA Distributors is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

We sell the policies through financial professionals who are licensed insurance agents and are also registered representatives of AXA Advisors. The financial professional who sells you this policy receives sales commissions from Equitable Life. We also sell these variable life products through licensed insurance agencies (both affiliated and unaffiliated with Equitable Life) and their affiliated broker-dealers (who are registered with the SEC and are members of the NASD). Such agencies and their affiliated broker-dealers have entered into selling agreements with AXA Distributors. The licensed insurance agents who sell our policies are appointed as agents of Equitable Life and are registered representatives of the agencies' affiliated broker-dealer. Sales commissions will be paid by Equitable Life to the agency that sells you this policy.

We also sell the policies through financial professionals who are licensed independent insurance brokers and are also registered representatives either of AXA Advisors, AXA Distributors or of another SEC registered broker-dealer. The commissions for independent broker-dealers will be no more than those for agents. The commissions don't cost you anything above the charges and expenses discussed in this prospectus.

Broker-dealers or agencies, as applicable, receiving sales compensation will generally pay a portion of it to their financial professionals as commissions related to the sales of the policies. Generally, the financial professionals or agencies, as applicable, will receive maximum commissions of: 8.5% of the purchase payment; plus 0.25% of the policy's account value in the policy years 2 and later.

We may substitute a form of asset-based compensation for premium-based compensation after the first policy year.

AXA Distributors may also receive compensation and reimbursement for its marketing services under the terms of its distribution agreement with Equitable Life, as well as payments from portfolio advisors for sales meetings and/or seminar sponsorships.

Equitable and/or AXA Advisors and/or AXA Distributors may use their respective past profits or other resources to pay brokers and other financial intermediaries for certain expenses they incur in providing services intended to promote the sales of our products and/or shares in the underlying Trusts. These services may include sales personnel training, prospectus review, marketing and related services as well as support services that benefit policy owners.

Similarly, in an effort to promote the sale of our products, AXA Advisors may provide its financial professionals and managerial personnel with a higher percentage of sales commissions and/or more compen-


32 More information about other matters sation for the sale of an Equitable variable product than it would for the sale of another product. Such practice is known as providing differential compensation. Other forms of compensation financial professionals may receive include, health and retirement benefits, credits towards stock options awards and rewards for sales incentive campaigns. In addition, managerial personnel may receive expense reimbursements, marketing allowances and so called "overrides." In part for tax reasons, AXA Advisors financial professionals and managerial personnel qualify for health and retirement benefits based on their sales of our variable products.

These payments and differential compensation (together, "payments") can vary in an amount based on the applicable product and/or entity or individual involved. As with any incentive, such payments may cause the recipient to show preference in recommending the purchase or sale of our products. However, under applicable rules of the National Association of Securities Dealers, Inc., AXA Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you based on facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category. Although Equitable takes all of its costs into account in establishing the level of fees and expenses in our products, payments made will not result in any separate charge to you under your policy.


                                        More information about other matters  33

13. Financial statements of Separate Account FP and Equitable Life

--------------------------------------------------------------------------------

The financial statements of Separate Account FP as of December 31, 2003 and for each of the three years in the period ended December 31, 2003 and the financial statements of Equitable Life as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 are in a Statement of Additional Information ("SAI") pertaining to the policies and have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent auditors, given on the authority of such firm as experts in accounting and auditing. The financial statements of Equitable Life have relevance for the policies only to the extent that they bear upon the ability of Equitable Life to meet its obligations under the policies. You may request an SAI by writing to our Administrative Office or by calling 1-888-855-5100 and requesting to speak with a customer service representative.


34  Financial statements of Separate Account FP and Equitable Life

14.  Personalized illustrations

--------------------------------------------------------------------------------

ILLUSTRATIONS OF POLICY BENEFITS

HYPOTHETICAL AND PERSONALIZED ILLUSTRATIONS. Illustrations are intended to show how different fees, charges and rates of return can affect the values available under a policy. Illustrations are based upon characteristics of a hypothetical insured person as well as other assumed factors. This type of illustration is called a hypothetical illustration. Illustrations can also be based upon some of the characteristics of the insured person under your policy as well as some other policy feature choices you make such as premium payment amounts and assumed rates of return (within limits). This type of illustration is called a personalized illustration. No illustration will ever show you the actual values available under your policy at any given point in time. This is because many factors affect these values including: (i) the insured person's characteristics; (ii) actual premium payments made; (iii) loans or withdrawals you make; and (iv) actual rates of return (including the actual fees and expenses) of the underlying portfolios in which your cash value is invested. Each hypothetical or personalized illustration is accompanied by an explanation of the assumptions on which that illustration is based. Because, as discussed below, these assumptions may differ considerably, you should carefully review all of the disclosure that accompanies each illustration.

DIFFERENT KINDS OF ILLUSTRATIONS. Both the hypothetical illustrations in this prospectus and personalized illustrations can reflect the investment management fees and expenses incurred in 2003 (or expected to be incurred in 2004, if such amount is expected to be higher) of the available underlying portfolios in different ways. An arithmetic illustration uses the straight average of all of the available underlying portfolios' investment management fees and expenses. A weighted illustration computes the average of investment management fees and expenses of all of the available Portfolios (based upon the aggregate assets in the Portfolios at the end of 2003). If you request, a weighted illustration can also illustrate an assumed percentage allocation of policy account values among the available underlying portfolios (currently, this type of illustration is limited to a combination of up to five of the available underlying portfolios). A fund specific illustration uses only the investment management fees and expenses of a specific underlying portfolio. An historical illustration reflects the actual performance of one of the available underlying portfolios during a stated period. When reviewing a weighted or fund specific illustration you should keep in mind that the values shown may be higher than the values shown in other illustrations because the fees and expenses that are assumed may be lower than those assumed in other illustrations. When reviewing an historical illustration you should keep in mind that values based upon past performance are no indication of what the values will be based on future performance.

THE EFFECT OF THE EXPENSE LIMITATION ARRANGEMENTS. The illustrations in this prospectus do not reflect the expense limitation arrangements. Personalized illustrations reflect the expense limitation arrangements that are in effect with respect to certain of the Portfolios. If these fees and expenses were not reduced to reflect the expense limitation arrangements, the values in the personalized illustrations would be lower.

You can request an arithmetic illustration as well any of the other illustrations described above. Appendix I to the prospectus contains an arithmetic hypothetical illustration.


                                                  Personalized illustrations  35

Appendix I: Hypothetical illustrations

--------------------------------------------------------------------------------

   ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES, NET CASH SURRENDER VALUES
                           AND ACCUMULATED PREMIUMS

The following tables illustrate the changes in death benefit, account value and net cash surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table illustrates the operation of a policy for a specified issue age, premium payment schedule and face amount. The tables assume annual Planned Periodic Premiums that are paid at the beginning of policy years 1 through 7 for an insured person who is a 55-year-old standard risk male non-tobacco user when the policy is issued. The amounts shown are for the end of each policy year and assume that all of the account value is invested in Portfolios that achieve investment returns at constant hypothetical gross annual rates of 0%, 6% and 12% (i.e., before any investment management fees or other expenses are deducted from the underlying Portfolio assets). These hypothetical investment return assumptions are not intended as estimates of future performance of any investment fund. Equitable is not able to predict the future performance of the investment funds. Higher rates of return used in these illustrations generally reflect rates of return for a number of broad stock indices over long-term periods. You should consider that many forecasters are calling for somewhat lower returns in the years ahead. Of course lower rates of return will lower the values illustrated. For this reason, you should carefully consider the illustrations at 0% and 6%. After the deduction of the arithmetic average of the investment management fees and other expenses of all of the underlying Portfolios (as described below),
the corresponding net annual rates of return would be (  )%,   % and   %. These
net annual rates of return do not reflect the charges we deduct from your policy's value each month. If the net annual rates of return did reflect these charges, the rates shown would be lower; however, the values shown in the following tables reflect all policy charges. Investment return reflects investment income and all realized and unrealized capital gains and losses.

The tables headed "Current Charges" assume that the current rates for all charges deducted by Equitable Life will apply in each year illustrated. The tables headed "Maximum Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that no loans or withdrawals are made.

With respect to fees and expenses deducted from assets of the underlying Portfolios, the amounts shown in all tables reflect (1) investment management
fees equivalent to an effective annual rate of   %, and (2) an assumed average
asset charge for all other expenses of the underlying Portfolios equivalent to
an effective annual rate of   %. These rates are the arithmetic average for all
Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying Portfolios. If those arrangements had been assumed, the policy values would be higher than those shown in the following tables. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options.

The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed planned periodic premiums were invested to earn interest, after taxes, at 5% annually. This is not a policy value. It is included for comparison purposes only.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration as described under "Illustrations of policy benefits" in "Personalized illustrations" earlier in this prospectus.


I-1 Appendix I: Hypothetical illustrations

FLEXIBLE PREMIUM VARIABLE LIFE
$500,000 FACE AMOUNT


MALE, ISSUE AGE 55, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


PLANNED ANNUAL PREMIUM:
USING CURRENT CHARGES


                                   Death Benefit                     Account Value               Net Cash Surrender Value
                         --------------------------------- --------------------------------- --------------------------------
             Premiums       Assuming Hypothetical Gross       Assuming Hypothetical Gross      Assuming Hypothetical Gross
 End of    Accumulated     Annual Investment Return of:      Annual Investment Return of:      Annual Investment Return of:
 Policy   At 5% Interest --------------------------------- --------------------------------- --------------------------------
  Year       Per Year     0% Gross   6% Gross   12% Gross   0% Gross   6% Gross   12% Gross   0% Gross   6% Gross   12% Gross
-------- --------------- ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ----------
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
  15
  20
  25
  30
  35
  40
  45
  50
  55
  60
  65

----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy years 1 through 7. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                      Appendix I: Hypothetical illustrations I-2

FLEXIBLE PREMIUM VARIABLE LIFE
$500,000 FACE AMOUNT


MALE, ISSUE AGE 55, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


PLANNED ANNUAL PREMIUM:
USING MAXIMUM CHARGES


                                   Death Benefit                     Account Value               Net Cash Surrender Value
                         --------------------------------- --------------------------------- --------------------------------
             Premiums       Assuming Hypothetical Gross       Assuming Hypothetical Gross      Assuming Hypothetical Gross
 End of    Accumulated     Annual Investment Return of:      Annual Investment Return of:      Annual Investment Return of:
 Policy   At 5% Interest --------------------------------- --------------------------------- --------------------------------
  Year       Per Year     0% Gross   6% Gross   12% Gross   0% Gross   6% Gross   12% Gross   0% Gross   6% Gross   12% Gross
-------- --------------- ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ----------
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
  15
  20
  25
  30
  35
  40
  45
  50
  55
  60
  65

----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy years 1 through 7. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


I-3 Appendix I: Hypothetical illustrations

FLEXIBLE PREMIUM VARIABLE LIFE
$500,000 FACE AMOUNT


MALE, ISSUE AGE 55, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


PLANNED ANNUAL PREMIUM:
USING CURRENT CHARGES


                                   Death Benefit                     Account Value               Net Cash Surrender Value
                         --------------------------------- --------------------------------- --------------------------------
             Premiums       Assuming Hypothetical Gross       Assuming Hypothetical Gross      Assuming Hypothetical Gross
 End of    Accumulated     Annual Investment Return of:      Annual Investment Return of:      Annual Investment Return of:
 Policy   At 5% Interest --------------------------------- --------------------------------- --------------------------------
  Year       Per Year     0% Gross   6% Gross   12% Gross   0% Gross   6% Gross   12% Gross   0% Gross   6% Gross   12% Gross
-------- --------------- ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ----------
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
  15
  20
  25
  30
  35
  40
  45
  50
  55
  60
  65

----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy years 1 through 7. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


                                      Appendix I: Hypothetical illustrations I-4

FLEXIBLE PREMIUM VARIABLE LIFE
$500,000 FACE AMOUNT


MALE, ISSUE AGE 55, STANDARD, NON-TOBACCO USER UNDERWRITING RISK CLASS


PLANNED ANNUAL PREMIUM:
USING MAXIMUM CHARGES


                                   Death Benefit                     Account Value               Net Cash Surrender Value
                         --------------------------------- --------------------------------- --------------------------------
             Premiums       Assuming Hypothetical Gross       Assuming Hypothetical Gross      Assuming Hypothetical Gross
 End of    Accumulated     Annual Investment Return of:      Annual Investment Return of:      Annual Investment Return of:
 Policy   At 5% Interest --------------------------------- --------------------------------- --------------------------------
  Year       Per Year     0% Gross   6% Gross   12% Gross   0% Gross   6% Gross   12% Gross   0% Gross   6% Gross   12% Gross
-------- --------------- ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ----------
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
  15
  20
  25
  30
  35
  40
  45
  50
  55
  60
  65

----------
* The illustrations assume that planned periodic premiums are paid at the start of each policy years 1 through 7. The death benefit, account value and net cash surrender value will differ if premiums are paid in different amounts or frequencies.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and net cash surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.


I-5 Appendix I: Hypothetical illustrations

Requesting more information

--------------------------------------------------------------------------------

The Statement of Additional Information ("SAI"), dated September 7, 2004, is incorporated into this Prospectus by reference and is available upon request free of charge by calling our toll free number at 888-855-5100 and requesting to speak with a customer service representative. The SAI includes additional information about the registrant. You can make inquiries about your policy and request personalized illustrations free of charge by calling our toll free number at 888-855-5100, or asking your financial professional.

You may visit the SEC's web site at www.sec.gov to view the SAI and other information (including other parts of a registration statement) that relates to the Separate Account and the policies. You can also review and copy information about the Separate Account, including the SAI, at the SEC's Public Reading Room in Washington, D.C. or by electronic request at publicinfo@sec.gov or by writing the SEC's Public Reference Section, at 450 5th Street, N.W., Washington, D.C. 20549-0102. You may have to pay a duplicating fee. To find out more about the Public Reference Room, call the SEC at 1-202-942-8090.

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS


                                                                           Page
Ways we pay policy proceeds...............................................  2
How we market the policies................................................  2
Legal proceedings.........................................................  2
Insurance regulation that applies to Equitable Life.......................  2
Equitable Life's pending name change......................................  2
Custodian and independent auditors........................................  2
Financial statements......................................................  2











                                                                       811-04335

Accumulator(R) Life

A Flexible premium variable life insurance policy issued by The Equitable Life Assurance Society of the United States with variable investment options offered under Equitable Life's Separate Account FP.

STATEMENT OF ADDITIONAL INFORMATION DATED SEPTEMBER 7, 2004

--------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the related Accumulator(R) Life prospectus, dated September 7, 2004. The prospectus provides detailed information concerning the policy and the variable investment options, as well as the guaranteed interest option, that fund the policy. Each variable investment option is a subaccount of Equitable Life's Separate Account FP. Separate Account FP's predecessor was established on April 19, 1985 by our then wholly owned subsidiary, Equitable Variable Life Insurance Company. We established our Separate Account FP under New York Law on September 21, 1995. When Equitable Variable Life Insurance Company merged into Equitable Life, as of January 1, 1997, our Separate Account FP succeeded to all the assets, liabilities and operations of its predecessor. The guaranteed interest option is part of Equitable Life's general account. Definitions of special terms used in the SAI are found in the prospectus.

A copy of the prospectus is available free of charge by writing the Administrative office (P.O. Box 1047, Charlotte, North Carolina 28201-1047), by calling toll free, 1-888-855-5100, or by contacting your financial professional.

TABLE OF CONTENTS

Ways we pay policy proceeds.................................................2
Distribution of the policies................................................2
Legal proceedings...........................................................2
Insurance regulation that applies to Equitable Life.........................2
Equitable Life's pending name change........................................2
Custodian and independent auditors..........................................2
Financial statements........................................................2

   Copyright 2004 The Equitable Life Assurance Society of the United States,
                            New York, New York 10104.
                              All rights reserved.



                                                                          x00711

WAYS WE PAY POLICY PROCEEDS

The payee for death benefit or other policy proceeds (e.g., upon surrenders) may name a successor to receive any amounts that we still owe following the payee's death. Otherwise, we will pay any such amounts to the payee's estate.

We must approve any payment arrangements that involve more than one payment option, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all payment arrangements will be subject to our rules at the time the arrangements are selected and take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (your rights to receive payments over time, for which we may offer a lump sum payment), the naming of payees, and the methods for proving the payee's age and continued survival.


DISTRIBUTION OF THE POLICIES

AXA Advisors distributes these policies pursuant to a selling agreement, dated as of May 1, 1994, as amended, between AXA Advisors and Equitable Life.

Under a distribution agreement between AXA Distributors, LLC and Equitable Life and certain of Equitable Life's separate accounts, including Separate Account FP, Equitable Life paid AXA Distributors (or EDI, as applicable) as the distributor of certain contracts, including these contracts, and as the principal underwriter of several Equitable Life separate accounts, including Separate Account FP.

The offering of the policies is intended to be continuous.


LEGAL PROCEEDINGS

Equitable Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a policyowner's interest in Separate Account FP, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the policies, or the distribution of the policies.


INSURANCE REGULATION THAT APPLIES TO EQUITABLE LIFE

We are regulated and supervised by the New York State Insurance Department. In addition, we are subject to the insurance laws and regulations in every state where we sell policies. We submit annual reports on our operations and finances to insurance officials in all of these states. The officials are responsible for reviewing our reports to see that we are financially sound. Such regulation, however, does not guarantee or provide absolute assurance of our soundness.


EQUITABLE LIFE'S PENDING NAME CHANGE

Effective on or about September 7, 2004, we expect, subject to regulatory approval, to change the name of "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company." When the name change becomes effective, all references in any current prospectus, prospectus supplement or statement of additional information to "The Equitable Life Assurance Society of the United States" will become references to "AXA Equitable Life Insurance Company." Accordingly, all references to "Equitable Life" or "Equitable" will become references to "AXA Equitable."


CUSTODIAN AND INDEPENDENT AUDITORS

Equitable Life is the custodian for shares of the Trusts owned by Separate Account FP.

The financial statements of Separate Account FP as of December 31, 2003 and for the periods ended December 31, 2003 and 2002, and the consolidated financial statements of Equitable Life as of December 31, 2003 and 2002, and for each of the three years ended December 31, 2003 incorporated in this SAI have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.


FINANCIAL STATEMENTS

The consolidated financial statements of Equitable Life included herein should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the policies.

                                     PART C
Item 26. Exhibits

(a)           Certified resolutions re Authority to Market Variable Life Insurance and Establish Separate Accounts, incorporated herein by reference to
              Exhibit No. 1-A(1)(a)(i) to Registration Statement on Form S-6, File No. 333-17641,
              filed on December 11, 1996.

(b)           Inapplicable.

(c) (i)       Broker-Dealer and General Agent Sales Agreement, incorporated herein by reference to Exhibit No. 1-A(3)(b) to Registration Statement on Form S-6, File
              No. 333-17641, filed on December 11, 1996.

(c) (ii)      Distribution and Servicing Agreement among Equico Securities, Inc. (now
              AXA Advisors, LLC), Equitable and Equitable Variable dated as of May 1, 1994, incorporated herein by reference to Exhibit No. 1-A(8) to Registration Statement on Form S-6,
              File No. 333-17641, filed on December 11, 1996.

(c) (iii)     Distribution Agreement for services by The Equitable Life Assurance Society of the United States to AXA Network, LLC and its subsidiaries dated January 1, 2000, incorporated herein by reference to Exhibit No. 1-A(10)(c) to Registration
              Statement on Form S-6, File No. 333-17641, filed on April 19, 2001.

(c) (iv)  (a) Distribution Agreement for services by AXA Network, LLC and its subsidiaries to
              The Equitable Life Assurance Society of the United States dated January 1, 2000, incorporated herein by reference to Exhibit No. 1-A(10)(d) to Registration
              Statement on Form S-6, File No. 333-17641, filed on April 19, 2001.

(c) (iv)  (b) General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(h) to the Registration Statement on Form N-4, File No. 2-30070, filed April 19, 2004.

(c) (iv)  (c) First Amendment to General Agent Sales Agreement dated January 1, 2000 between The Equitable Life
              Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(i) to the Registration Statement on Form N-4, File No. 2-30070, filed
              April 19, 2004.

(c) (iv)  (d) Second General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to
              Exhibit 3(j) to the Registration Statement on Form N-4, File No. 2-30070, filed April 19, 2004.

(c) (iv)  (e) Form of BGA Sales Agreement for Fixed and Variable Life Insurance and Annuity Products incorporated herein by reference to Exhibit 26(c)(iv)(e) to the Registration Statement on Form N-6 File No.
              333-103202 filed on April 27, 2004.

(d) (i)       Form of Flexible Premium Variable Life Insurance Policy (04-300) filed herewith.

(e) (i)       Application EV4-200Y (Equitable), incorporated herein by reference to Exhibit No. 1-A
              (10)(b) to Registration Statement on Form S-6, File No. 333-17641, filed on December 11, 1996.

(e) (ii)      Form of Application AXAV1-2002, incorporated herein by reference to
              Exhibit No. 1-A(10)(b)(ii) to Registration Statement on Form S-6, File No. 333-17641,
              filed on August 9, 2002.

(f) (i)       Declaration and Charter of Equitable, as amended January 1, 1997, incorporated herein by reference to Exhibit No. 1-A(6)(a) to Registration Statement on Form S-6, File
              No. 333-17641, filed on April 30, 1997.

(f) (ii)      By-Laws of Equitable, as amended November 21, 1996, incorporated herein by reference to Exhibit No. 1-A(6)(b) to Registration Statement on Form S-6, File
              No. 333-17641, filed on April 30, 1997.

(g)           Form of Reinsurance Agreement between Reinsurance Company and the Equitable Life
              Assurance Company of the United States previously filed with this Registration
              Statement File No. 333-76130 on April 4, 2003.

(h) (i)       Form of Participation Agreement among EQ Advisors Trust, Equitable, Equitable
              Distributors, Inc. and EQ Financial Consultants, Inc. (now AXA Advisors, LLC),
              incorporated by reference to the Registration Statement of EQ Advisors Trust on
              Form N-1A (File Nos. 333-17217 and 811-07953), filed on August 28, 1997.

(h) (ii)      Form of Participation Agreement among AXA Premier VIP Trust, The Equitable Life
              Assurance Society of the United States, Equitable Distributors, Inc., AXA
              Distributors LLC, and AXA Advisors, LLC, incorporated by reference to Exhibit
              No. 8(b) to Registration Statement File No. 333-60730, filed on December 5, 2001.

(h) (iii)     Form of Participation Agreement among The Equitable Life Assurance Society of the United States, The Universal Institutional Funds, Inc. and Morgan
              Stanley Investment Management Inc., incorporated herein by reference to Exhibit
              No. 1-A(9)(d) to Registration Statement on Form S-6, File No. 333-17641, filed on
              October 8, 2002.

(h) (iv)      Form of Participation Agreement among BARR ROSENBERG FUNDS DISTRIBUTOR, INC.,
              AXA ROSENBERG INVESTMENT MANAGEMENT LLC, and the Equitable Life Assurance Society
              of the United States, incorporated herein by reference to Exhibit No. 26(8)(d) to
              Registration Statement on Form N-4, File No. 333-81501, filed on August 5, 2003.

(i)           Administration Contracts. See (c)(ii), (iii) and (iv).

(j)           Inapplicable.

(k)(i)        Opinion and Consent of Robin M. Wagner, Vice President and Counsel of Equitable,
              previously filed with this Registration File No. 333-103202 on February 13, 2003.

(k)(ii)       Opinion and Consent of Dodie Kent, Vice President and Counsel of Equitable (to be
              filed by Amendment).

(l)           Opinion and Consent of Brian Lessing, FSA, MAAA, Vice President and Actuary of
              Equitable (to be filed by Amendment).

(m)           Sample of Calculation for Illustrations (to be filed by Amendment).

(n) (i)       Consent of Independent Public Auditors (to be filed by Amendment).

(n) (ii)      Powers of Attorney, incorporated herein by reference to Exhibit No. 7(a) to
              Registration Statement on Form S-6, File No. 333-17663, filed on April 28, 2000.

(n) (iii)     Powers of Attorney, incorporated herein by reference to Exhibit No. 27(n)(iii) to
              Registration File No. 333-103199, filed on April 4, 2003.

(n)(iv)       Powers of Attorney, incorporated herein by reference to Exhibit 10(a) to Registration
              Statement File No. 2-30070 on Form N-4 filed on April 19, 2004.

(o)           Inapplicable.

(p)           Inapplicable.

(q)           Description of Equitable's Issuance, Transfer and Redemption Procedures for
              Flexible Premium Policies pursuant to Rule 6e-3(T)(b)(12)(iii) under the
              Investment Company Act of 1940, incorporated herein by reference to
              Exhibit No. 8 to Registration Statement on Form S-6, File No. 333-17641, filed on
              December 11, 1996.

Item 27: Directors and Officers of Equitable.


         Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

DIRECTORS

Bruce W. Calvert                            Director
Alliance Capital Management Corporation
1345 Avenue of the Americas
New York, NY 10105

Claus-Michael Dill                          Director
AXA Konzern AG
Gereonsdriesch 9-11
50670 Cologne, Germany

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France

Joseph L. Dionne                            Director
198 North Wilton Rd.
New Canaan, CT 06840

Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

Jean-Rene Fourtou                           Director
Vivendi Universal
42, avenue de Friedland
75380 Paris
France

John C. Graves                              Director
Graves Ventures, LLC
130 Fifth Avenue
New York, NY 10011

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Donald J. Greene                            Director
c/o LeBouef, Lamb, Greene & MacRae
125 West 55th Street
New York, NY 10019-4513

Mary R. (Nina) Henderson                    Director
425 East 86th Street
Apt 12-C
New York, NY 10028

W. Edwin Jarmain                            Director
Jarmain Group Inc.
77 King Street West
Toronto, M5K 1K2
Canada

James F. Higgins                            Director
Morgan Stanley
Harborside Financial Center
Plaza Two, Second Floor
Jersey City, NJ  07311

Christina Johnson                           Director
230 Byram Shore Road
Greenwich, CT 06830

Scott D. Miller                             Director
Hyatt Hotels Corporation
200 West Madison Street
Chicago, IL  60606

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Joseph H. Moglia                            Director
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

Peter J. Tobin                              Director
St. John's University
101 Murray Street
New York, NY 10007


OFFICER-DIRECTORS
-----------------

*Christopher M. Condron                     Chairman of the Board, President,
                                            Chief Executive Officer
                                            and Director

*Stanley B. Tulin                           Vice Chairman of the Board,
                                            Chief Financial Officer and Director

OTHER OFFICERS
--------------

*Leon Billis                                Executive Vice President
                                            and AXA Group Deputy
                                            Chief Information Officer

*Harvey Blitz                               Senior Vice President

*Kevin R. Byrne                             Senior Vice President and Treasurer

*Stuart L. Faust                            Senior Vice President and
                                            Deputy General Counsel

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

*Jennifer Blevins                           Executive Vice President

*Mary Beth Farrell                          Executive Vice President

*Deanna M. Mulligan                         Executive Vice President

*Jerald E. Hampton                          Executive Vice President

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

*Paul J. Flora                              Senior Vice President and Auditor

*James D. Goodwin                           Senior Vice President

*Edward J. Hayes                            Senior Vice President

*Donald R. Kaplan                           Senior Vice President, Chief
                                            Compliance Officer and Associate
                                            General Counsel

*William I. Levine                          Executive Vice President and
                                            Chief Information Officer

*Peter D. Noris                             Executive Vice President and Chief
                                            Investment Officer

*Anthony C. Pasquale                        Senior Vice President

*Pauline Sherman                            Senior Vice President, Secretary and
                                            Associate General Counsel

*Richard V. Silver                          Executive Vice President and
                                            General Counsel

*Naomi J. Weinstein                         Vice President

*Charles A. Marino                          Senior Vice President and Actuary

Item 28. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.





                                    AXA GROUP

                   CONSOLIDATED COMPANIES AS AT JUNE 30, 2000

     ACTIVITY           COUNTRY             CONSOLIDATED COMPANY                         SHAREHOLDERS                      OWNERSHIP

FINANCIAL SERVICES     AUSTRALIA        NATIONAL MUTUAL FUND MANAGEMENT         AXA ASIA PACIFIC HOLDINGS LIMITED            100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          AXA INVESTMENT MANAGERS BRUSSELS        AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          AXA BANK BELGIUM                        AXA HOLDINGS BELGIUM                         100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          IPPA VASTGOED                           AXA HOLDINGS BELGIUM                         100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          ROYALE BELGE INVESTISSEMENT             AXA ROYALE BELGE NON VIE                      33.03
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          ROYALE BELGE INVESTISSEMENT             AXA ROYALE BELGE                              66.97
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          AXA REAL ESTATE INVESTMENT MANAGERS     AXA BANK BELGIUM                               0.10
   & REAL ESTATE                          BENELUX
FINANCIAL SERVICES     BELGIUM          AXA REAL ESTATE INVESTMENT MANAGERS     AXA REAL ESTATE INVESTMENT MANAGERS SA        99.90
   & REAL ESTATE                          BENELUX
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA ROYALE BELGE NON VIE                       1.75
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA ROYALE BELGE                               2.15
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA                                           47.31
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA CORPORATE SOLUTIONS                        0.75
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA ASSURANCES IARD                           14.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA KONZERN AG                                 6.84
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 DIRECT ASSURANCES IARD                         0.19
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA LEVEN NV                                   1.95
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 NATIONAL MUTUAL FUND MANAGEMENT                3.77
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA UK PLC                                    17.05
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA COURTAGE IARD                              0.84
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA FRANCE FINANCE                      AXA CONSEIL VIE                               50.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA FRANCE FINANCE                      AXA ASSURANCES VIE                            50.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA GESTION FCP                         AXA INVESTMENT MANAGERS PARIS                 99.99
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS PRIVATE EQUITY  AXA INVESTMENT MANAGERS PRIVATE EQUITY       100.00
   & REAL ESTATE                          EUROPE SA
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS PRIVATE EQUITY  AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA MULTI MANAGER FRANCE                AXA INVESTMENT MANAGERS                        0.01
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA MULTI MANAGER FRANCE                AXA MULTIMANAGER LIMITED                      99.93
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS PARIS           AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA CREDIT                              COMPAGNIE FINANCIERE DE PARIS                 65.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        AXA ASSURANCES IARD                           21.19
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        SOCIETE BEAUJON                                0.92
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        COMPAGNIE FINANCIERE DE PARIS                 51.07
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        JOUR FINANCE                                  20.63
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        AXA COURTAGE IARD                              2.53
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA BANQUE                              COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           BANQUE DE MARCHES ET D'ARBITRAGE        AXA                                           19.51
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           BANQUE DE MARCHES ET D'ARBITRAGE        AXA COURTAGE IARD                              8.20
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COMPAGNIE FINANCIERE DE PARIS           AXA                                          100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           CFP - CREDIT                            COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA ASSET MANAGEMENT CONSULTANT         AXA INVESTMENT MANAGERS                       99.95
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA GESTION INTERESSEMENT               AXA INVESTMENT MANAGERS PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           BANQUE DES TUILERIES                    COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS FUNDS           AXA INVESTMENT MANAGERS                       98.84
   & REAL ESTATE                          MANAGEMENT
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS FUNDS           AXA INVESTMENT MANAGERS PARIS                  1.16
   & REAL ESTATE                          MANAGEMENT
FINANCIAL SERVICES     FRANCE           AXA ASSET MANAGEMENT PRIVATE EQUITY     AXA INVESTMENT MANAGERS PRIVATE               50.48
   & REAL ESTATE                                                                  EQUITY EUROPE SA
FINANCIAL SERVICES     FRANCE           AXA REAL ESTATE MANAGEMENT INVESTMENT   AXA REAL ESTATE INVESTMENT MANAGERS SA        99.96
   & REAL ESTATE                          MANAGERS
FINANCIAL SERVICES     FRANCE           AXA REAL ESTATE INVESTMENT MANAGERS SA  AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           SOFAPI                                  COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           HOLDING SOFFIM                          COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           SOFINAD                                 COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA ASSET MANAGEMENT DEUTSCHLAND        AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE                          GMBH
FINANCIAL SERVICES     GERMANY          AXA INVESTMENT MANAGERS DEUTSCHLAND     AXA INVESTMENT MANAGERS                       85.00
   & REAL ESTATE                          GMBH
FINANCIAL SERVICES     GERMANY          AXA TRUST GMBH                          SUN LIFE DEUTSCHLAND LIMITED                 100.00
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA VORSORGEBANK                        AXA KONZERN AG                               100.00
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA REAL ESTATE MANAGEMENT              AXA VERSICHERUNG                              14.00
   & REAL ESTATE                          DEUTSCHLAND
FINANCIAL SERVICES     GERMANY          AXA REAL ESTATE MANAGEMENT              AXA REAL ESTATE INVESTMENT MANAGERS SA        86.00
   & REAL ESTATE                          DEUTSCHLAND
FINANCIAL SERVICES     GERMANY          AXA BAUSPARKASSE AG                     AXA KONZERN AG                                66.67
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA BAUSPARKASSE AG                     AXA LEBEN                                     33.01
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA ASSET MANAGEMENT LTD                AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS GS              AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS LIMITED         AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA MULTIMANAGER LIMITED                AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA REAL ESTATE INVESTMENT              AXA REAL ESTATE INVESTMENT MANAGERS SA       100.00
   & REAL ESTATE                          MANAGERS LTD
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS UK              AXA INVESTMENT MANAGERS                       66.67
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS UK              AXA ASSET MANAGEMENT LTD                      33.33
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE DEUTSCHLAND LIMITED            AXA ASSET MANAGEMENT LTD                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE GLOBAL MANAGEMENT LIMITED      AXA ASSET MANAGEMENT LTD                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE GLOBAL SERVICES LIMITED        AXA ASSET MANAGEMENT LTD                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE MANAGEMENT LIMITED             SUN LIFE GLOBAL MANAGEMENT LIMITED           100.00
   & REAL ESTATE                          ISLE OF MAN
FINANCIAL SERVICES     HONG KONG        AXA INVESTMENT MANAGERS HK SAR         AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     HONG KONG        AXA INVESTMENT MANAGERS HONG KONG       AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     HUNGARY          AXA BIZTOSITO PENSION FUND              AXA KONZERN AG (Austria)                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     ITALY            AXA INVESTMENT MANAGERS ITALIA          AXA INVESTMENT MANAGERS                       99.00
   & REAL ESTATE
FINANCIAL SERVICES     ITALY            AXA INVESTMENT MANAGERS ITALIA          AXA ASSICURAZIONI                              1.00
   & REAL ESTATE
FINANCIAL SERVICES     ITALY            AXA REAL ESTATE INVESTMENT MANAGERS     AXA REAL ESTATE INVESTMENT MANAGERS SA       100.00
   & REAL ESTATE                          ITALIA
FINANCIAL SERVICES     JAPAN            AXA INVESTMENT MANAGERS TOKYO           AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     SPAIN            AXA REAL ESTATE INVESTMENT MANAGERS     AXA REAL ESTATE INVESTMENT MANAGERS SA       100.00
   & REAL ESTATE                          IBERICA
FINANCIAL SERVICES     THE NETHERLANDS  AXA INVESTMENT MANAGERS DEN HAAG        AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA GLOBAL STRUCTURED PRODUCT           AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS HOLDINGS INC.   AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS NEW YORK        AXA INVESTMENT MANAGERS ROSE                 100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS PRIVATE         AXA INVESTMENT MANAGERS PRIVATE EQUITY       100.00
   & REAL ESTATE                          EQUITY F
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS ROSE            AXA INVESTMENT MANAGERS                       90.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS ROSE            AXA INVESTMENT MANAGERS HOLDING INC.          10.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA ROSENBERG LLC                       AXA INVESTMENT MANAGERS ROSE                  50.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    ALLIANCE CAPITAL MANAGEMENT CORP.       THE EQUITABLE LIFE ASSURANCE SOCIETY          74.91
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    ALLIANCE CAPITAL MANAGEMENT CORP.       AXA FINANCIAL INC.                            25.09
   & REAL ESTATE
HOLDINGS & MISC.       AUSTRALIA        AXA ASIA PACIFIC HOLDINGS LIMITED       AXA EQUITY & LAW LIFE ASSURANCE SOCIETY        8.90
   BUSINESSES
HOLDINGS & MISC.       AUSTRALIA        AXA ASIA PACIFIC HOLDINGS LIMITED       AXA                                           42.10
   BUSINESSES
HOLDINGS & MISC.       AUSTRIA          AXA KONZERN AG (Austria)                AXA LEBEN                                     10.05
   BUSINESSES
HOLDINGS & MISC.       AUSTRIA          AXA KONZERN AG (Austria)                AXA VERSICHERUNG                              89.95
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          ROYALE BELGE INTERNATIONAL              ROYALE BELGE INVESTISSEMENT                  100.00
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    AXA CORPORATE SOLUTION ASSURANCE               6.21
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    AXA                                           84.28
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    AXA COURTAGE IARD                              5.41
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    VINCI BV                                       4.07
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA CHINA                               AXA CHINA REGION LIMITED                      49.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA CHINA                               AXA                                           51.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA PARTICIPATION II                    AXA                                          100.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA INVESTMENT MANAGERS                        2.33
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA INSURANCE HOLDING JAPAN                    4.21
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA ROYALE BELGE NON VIE                       3.45
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA ROYALE BELGE                               4.24
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA                                           20.17
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA CORPORATE SOLUTIONS                        3.27
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA KONZERN AG                                14.28
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA FRANCE ASSURANCE                          20.03
   BUSINESSES
HOLDINGS & MISC.       FRANCE           SOCIETE BEAUJON                         AXA                                           99.77
   BUSINESSES
HOLDINGS & MISC.       FRANCE           SOCIETE BEAUJON                         AXA ASSURANCES IARD                            0.22
   BUSINESSES
HOLDINGS & MISC.       FRANCE           COLISEE EXCELLENCE                      AXA PARTICIPATION II                         100.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           JOUR FINANCE                            AXA CONSEIL VIE                               60.47
   BUSINESSES
HOLDINGS & MISC.       FRANCE           JOUR FINANCE                            AXA ASSURANCES IARD                           39.53
   BUSINESSES
HOLDINGS & MISC.       FRANCE           MOFIPAR                                 AXA                                          100.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA FRANCE ASSURANCE                    AXA                                          100.00
   BUSINESSES
HOLDINGS & MISC.       GERMANY          AXA KONZERN AG                          AXA                                           25.49
   BUSINESSES
HOLDINGS & MISC.       GERMANY          AXA KONZERN AG                          KOLNISCHE VERWALTUNGS                         25.63
   BUSINESSES
HOLDINGS & MISC.       GERMANY          AXA KONZERN AG                          VINCI BV                                      39.73
   BUSINESSES
HOLDINGS & MISC.       GERMANY          GRE CONTINENTAL EUROPE HOLDING GMBH     AXA KONZERN AG                               100.00
   BUSINESSES
HOLDINGS & MISC.       GERMANY          KOLNISCHE VERWALTUNGS                   AXA                                            8.83
   BUSINESSES
HOLDINGS & MISC.       GERMANY          KOLNISCHE VERWALTUNGS                   AXA KONZERN AG                                23.02
   BUSINESSES
HOLDINGS & MISC.       GERMANY          KOLNISCHE VERWALTUNGS                   VINCI BV                                      67.72
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    AXA EQUITY & LAW PLC                    AXA                                           99.94
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    GUARDIAN ROYAL EXCHANGE PLC             AXA UK PLC                                   100.00
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    AXA UK PLC                              AXA EQUITY & LAW PLC                          21.70
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    AXA UK PLC                              AXA                                           78.30
   BUSINESSES
HOLDINGS & MISC.       ITALY            AXA ITALIA S.P.A                        AXA CONSEIL VIE                                1.76
   BUSINESSES
HOLDINGS & MISC.       ITALY            AXA ITALIA S.P.A                        AXA                                           98.24
   BUSINESSES
HOLDINGS & MISC.       JAPAN            AXA INSURANCE HOLDING JAPAN             AXA                                           96.42
   BUSINESSES


     ACTIVITY                COUNTRY               CONSOLIDATED COMPANY                  SHAREHOLDERS                      OWNERSHIP

HOLDINGS & MISC.          LUXEMBOURG          AXA LUXEMBOURG SA                    AXA HOLDINGS BELGIUM                      100.00
   BUSINESSES
HOLDINGS & MISC.          MOROCCO             AXA ONA                              AXA                                        51.00
   BUSINESSES
HOLDINGS & MISC.          SINGAPORE           AXA INSURANCE INVESTMENT HOLDING     AXA                                       100.00
   BUSINESSES
HOLDINGS & MISC.          SPAIN               AXA AURORA                           AXA                                       100.00
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     GELDERLAND                           AXA HOLDINGS BELGIUM                      100.00
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     AXA ROYALE BELGE NON VIE                   17.29
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     AXA ROYALE BELGE                           21.24
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     GELDERLAND                                 38.94
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     ROYALE BELGE INTERNATIONAL                 12.77
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     AXA HOLDINGS BELGIUM                        4.11
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA VERZEKERINGEN                    AXA NEDERLAND BV                          100.00
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     VINCI BV                             AXA                                       100.00
   BUSINESSES
HOLDINGS & MISC.          TURKEY              AXA OYAK HOLDING AS                  AXA                                        50.00
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA EQUITY & LAW LIFE ASSURANCE SOCIETY     4.09
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA                                        92.48
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA CORPORATE SOLUTIONS                     2.95
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   SOCIETE BEAUJON                             0.44
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA CORPORATE SOLUTIONS REINSURANCE CY      0.03
   BUSINESSES
INSURANCE & REINSURANCE   AUSTRALIA           AUSTRALIAN CASUALTY INSURANCE        AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
                                                PTY LTD
INSURANCE & REINSURANCE   AUSTRALIA           NATIONAL MUTUAL HEALTH INSUR PY      AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
                                                LIMITED
INSURANCE & REINSURANCE   AUSTRALIA           NATIONAL MUTUAL INTERNATIONAL        AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
INSURANCE & REINSURANCE   AUSTRALIA           NATIONAL MUTUAL FINANCIAL SERVICES   AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
INSURANCE & REINSURANCE   AUSTRIA             AXA VERSICHERUNG                     AXA KONZERN AG (Austria)                  100.00
INSURANCE & REINSURANCE   AUSTRIA             AXA LEBEN                            AXA KONZERN AG (Austria)                  100.00
INSURANCE & REINSURANCE   BELGIUM             AXA ROYALE BELGE                     AXA HOLDINGS BELGIUM                       99.58
INSURANCE & REINSURANCE   BELGIUM             AXA ROYALE BELGE                     UAB                                         0.42
INSURANCE & REINSURANCE   BELGIUM             ARDENNE PREVOYANTE                   AXA ROYALE BELGE NON VIE                    0.05
INSURANCE & REINSURANCE   BELGIUM             ARDENNE PREVOYANTE                   AXA HOLDINGS BELGIUM                       99.95
INSURANCE & REINSURANCE   BELGIUM             ASSURANCES LA POSTE                  AXA HOLDINGS BELGIUM                       50.00
INSURANCE & REINSURANCE   BELGIUM             ASSURANCES LA POSTE VIE              AXA HOLDINGS BELGIUM                       50.00
INSURANCE & REINSURANCE   BELGIUM             UAB NON VIE                          AXA HOLDINGS BELGIUM                      100.OO
INSURANCE & REINSURANCE   CANADA              AXA CS ASSURANCE CANADA              AXA CORPORATE SOLUTION ASSURANCE          100.00
INSURANCE & REINSURANCE   CANADA              AXA CANADA                           AXA                                       100.00
INSURANCE & REINSURANCE   CHINA               AXA MINMETALS ASSURANCE CO LTD       AXA CHINA                                  51.00
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTION ASSURANCE     AXA CORPORATE SOLUTIONS                    98.49
INSURANCE & REINSURANCE   FRANCE              AXA CONSEIL VIE                      AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              ARGOVIE                              AXA COLLECTIVES                            94.03
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA                                        94.97
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA ASSURANCES IARD                         2.72
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA FRANCE ASSURANCE                        0.10
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA COURTAGE IARD                           2.20
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA COLLECTIVES                             0.02
INSURANCE & REINSURANCE   FRANCE              AXA ASSURANCES IARD                  AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              AXA RE FINANCE                       AXA CORPORATE SOLUTIONS                    65.83
INSURANCE & REINSURANCE   FRANCE              AXA RE FINANCE                       AXA CESSIONS                               13.17
INSURANCE & REINSURANCE   FRANCE              AXA ASSURANCES VIE                   AXA FRANCE ASSURANCE                       88.87
INSURANCE & REINSURANCE   FRANCE              AXA ASSURANCES VIE                   AXA COLLECTIVES                            11.13
INSURANCE & REINSURANCE   FRANCE              C.G.R.M. MONTE-CARLO                 AXA CORPORATE SOLUTIONS                    99.99
INSURANCE & REINSURANCE   FRANCE              JURIDICA                             AXA FRANCE ASSURANCE                       98.51
INSURANCE & REINSURANCE   FRANCE              DIRECT ASSURANCES IARD               AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              DIRECT ASSURANCES VIE                AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              NATIO ASSURANCES                     AXA ASSURANCES IARD                        50.00
INSURANCE & REINSURANCE   FRANCE              NSM VIE                              AXA ASSURANCES IARD                         0.16
INSURANCE & REINSURANCE   FRANCE              NSM VIE                              AXA FRANCE ASSURANCE                       39.91
INSURANCE & REINSURANCE   FRANCE              AXA ASSISTANCE                       AXA                                       100.00
INSURANCE & REINSURANCE   FRANCE              SPS RE                               AXA CORPORATE SOLUTIONS                    69.94
INSURANCE & REINSURANCE   FRANCE              AXA CESSIONS                         AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   FRANCE              SAINT GEORGES RE                     AXA                                       100.00
INSURANCE & REINSURANCE   FRANCE              AXA CONSEIL IARD                     AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              AXA COURTAGE IARD                    AXA FRANCE ASSURANCE                       99.65
INSURANCE & REINSURANCE   FRANCE              AXA COLLECTIVES                      AXA ASSURANCES IARD                         3.69
INSURANCE & REINSURANCE   FRANCE              AXA COLLECTIVES                      AXA FRANCE ASSURANCE                       95.71
INSURANCE & REINSURANCE   GERMANY             AXA LEBEN                            AXA KONZERN AG                             47.81
INSURANCE & REINSURANCE   GERMANY             AXA LEBEN                            AXA VERSICHERUNG                           52.19
INSURANCE & REINSURANCE   GERMANY             AXA VERSICHERUNG                     AXA KONZERN AG                             74.41
INSURANCE & REINSURANCE   GERMANY             AXA VERSICHERUNG                     GRE CONTINENTAL EUROPE HOLDING GMBH        25.59
INSURANCE & REINSURANCE   GERMANY             AXA KRANKEN VERSICHERUNG             AXA KONZERN AG                             52.69
INSURANCE & REINSURANCE   GERMANY             AXA KRANKEN VERSICHERUNG             AXA LEBEN                                  46.71
INSURANCE & REINSURANCE   GERMANY             AXA ART                              AXA KONZERN AG                            100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       ACS ASSURANCE UK BRANCH              AXA CORPORATE SOLUTION ASSURANCE          100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA EQUITY & LAW LIFE ASSURANCE      AXA SUN LIFE                              100.00
                                                SOCIETY
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA INSURANCE UK                     GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA SUN LIFE                         AXA UK PLC                                100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA UK HOLDING PLC                   AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       E_BUSINESS AXA UK                    AXA UK PLC                                100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       THE ROYAL EXCHANGE ASSURANCE PLC     GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA GLOBAL RISKS (U.K.) LTD          AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA UK                               AXA                                       100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       PPP GROUP PLC                        GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA PPP HEALTHCARE LTD               AXA INSURANCE UK                          100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       PPP LIFETIMECARE                     GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA REINSURANCE UK PLC               AXA UK HOLDING PLC                        100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       ENGLISH & SCOTTISH                   AXA UK                                    100.00
INSURANCE & REINSURANCE   HONG KONG           AXA CHINA REGION LIMITED             NATIONAL MUTUAL INTERNATIONAL             100.00
INSURANCE & REINSURANCE   HONG KONG           AXA INSURANCE HONG-KONG              AXA                                        17.50
INSURANCE & REINSURANCE   HONG KONG           AXA INSURANCE HONG-KONG              AXA INSURANCE INVESTMENT HOLDING           82.50
INSURANCE & REINSURANCE   HONG KONG           AXA GENERAL INSURANCE HK             AXA                                       100.00
INSURANCE & REINSURANCE   HUNGARY             AXA BIZTOSITO                        AXA KONZERN AG (AUSTRIA)                  100.00
INSURANCE & REINSURANCE   IRELAND             GUARDIAN PMPA GROUP LTD              GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   ITALY               AXA INTERLIFE                        AXA ITALIA S.P.A                          100.00
INSURANCE & REINSURANCE   ITALY               AXA ASSICURAZIONI                    AXA ITALIA S.P.A                           98.12
INSURANCE & REINSURANCE   ITALY               AXA ASSICURAZIONI                    AXA COLLECTIVES                             1.88
INSURANCE & REINSURANCE   ITALY               UAP VITA                             AXA ITALIA S.P.A                          100.00
INSURANCE & REINSURANCE   JAPAN               AXA GROUP LIFE JAPAN                 AXA INSURANCE HOLDING JAPAN               100.00
INSURANCE & REINSURANCE   JAPAN               AXA LIFE JAPAN                       AXA INSURANCE HOLDING JAPAN               100.00
INSURANCE & REINSURANCE   JAPAN               AXA NON LIFE INSURANCE CO LTD        AXA                                       100.00
INSURANCE & REINSURANCE   LUXEMBOURG          AXA ASSURANCE LUXEMBOURG             AXA LUXEMBOURG SA                         100.00
INSURANCE & REINSURANCE   LUXEMBOURG          AXA ASSURANCE. VIE LUXEMBOURG        AXA LUXEMBOURG SA                         100.00
INSURANCE & REINSURANCE   LUXEMBOURG          CREALUX                              AXA HOLDINGS BELGIUM                      100.00
INSURANCE & REINSURANCE   LUXEMBOURG          FUTUR RE                             AXA CORPORATE SOLUTION ASSURANCE          100.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA INSURANCE UK                           20.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA PORTUGAL COMPANHIA DE SEGUROS           5.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA VERSICHERUNG                           20.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA ASSICURAZIONI                           5.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA AURORA IBERICA                         10.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            ROYALE BELGE INVESTISSEMENT                20.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            SAINT GEORGES RE                           20.00
INSURANCE & REINSURANCE   MOROCCO             AXA ASSURANCE MAROC                  AXA ONA                                    99.99
INSURANCE & REINSURANCE   MOROCCO             EPARGNE CROISSANCE                   AXA ASSURANCE MAROC                        99.59
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA CORPORATE SOLUTION ASSURANCE            9.07
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA PORTUGAL SEGUROS VIDA                   2.15
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA CONSEIL VIE                             5.37
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA                                        83.02
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA CONSEIL VIE                            87.63
                                                DE VIDA SA
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA                                         7.46
                                                DE VIDA SA
INSURANCE & REINSURANCE   SINGAPORE           AXA INSURANCE SINGAPORE              AXA                                        25.77
INSURANCE & REINSURANCE   SINGAPORE           AXA INSURANCE SINGAPORE              AXA INSURANCE INVESTMENT HOLDING           74.23
INSURANCE & REINSURANCE   SINGAPORE           AXA LIFE SINGAPOUR                   NATIONAL MUTUAL INTERNATIONAL             100.00
INSURANCE & REINSURANCE   SINGAPORE           AXA CORPORATE SOLUTIONS. ASIA        AXA CORPORATE SOLUTIONS                   100.00
                                                PACIFIC PRIVATE LTD
INSURANCE & REINSURANCE   SPAIN               AXA AURORA VIDA DE SEGUROS Y         AXA AURORA                                 99.68
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               AYUDA LEGAL SA DE SEGUROS Y          AXA AURORA VIDA                            12.00
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               AYUDA LEGAL SA DE SEGUROS Y          AXA AURORA IBERICA                         88.00
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               HILO DIRECT SA DE SEGUROS Y          AXA AURORA                                 50.00
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               AXA AURORA IBERICA                   AXA AURORA                                 99.68

     ACTIVITY                COUNTRY                 CONSOLIDATED COMPANY            SHAREHOLDERS                          OWNERSHIP

INSURANCE & REINSURANCE   SWITZERLAND       AXA COMPAGNIE D'ASSURANCES             AXA                                        99.95
INSURANCE & REINSURANCE   SWITZERLAND       AXA COMPAGNIE D'ASSURANCE SUR LA VIE   AXA                                        94.99
INSURANCE & REINSURANCE   SWITZERLAND       AXA COMPAGNIE D'ASSURANCE SUR LA VIE   AXA COMPAGNIE D'ASSURANCES                  5.00
INSURANCE & REINSURANCE   THE NETHERLANDS   AXA LEVEN NV                           AXA VERZEKERINGEN                         100.00
INSURANCE & REINSURANCE   THE NETHERLANDS   UNIROBE GROEP                          AXA NEDERLAND BV                          100.00
INSURANCE & REINSURANCE   THE NETHERLANDS   AXA SCHADE                             AXA VERZEKERINGEN                         100.00
INSURANCE & REINSURANCE   THE NETHERLANDS   AXA ZORG NV                            AXA VERZEKERINGEN                         100.00
INSURANCE & REINSURANCE   TURKEY            AXA OYAK HAYAT SIGORTA                 AXA OYAK HOLDING AS                       100.00
INSURANCE & REINSURANCE   TURKEY            AXA OYAK SIGORTA                       AXA OYAK HOLDING AS                        70.92
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTION INSURANCE CO    AXA CORPORATE SOLUTIONS REINSURANCE       100.00
                                                                                     CY
INSURANCE & REINSURANCE   UNITED STATES     AXA CORP. SOLUTIONS PROPERTY           AXA CORPORATE SOLUTIONS REINSURANCE       100.00
                                              & CASUALTY                             CY
INSURANCE & REINSURANCE   UNITED STATES     AXA AMERICA CORPORATE SOLUTIONS, INC   AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   UNITED STATES     THE EQUITABLE LIFE ASSURANCE SOCIETY   AXA FINANCIAL INC.                        100.00
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTIONS REINSURANCE    AXA AMERICA CORPORATE SOLUTIONS, INC      100.00
                                              CY
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTIONS AMERICA INS.   AXA CORPORATE SOLUTIONS PROPERTY          100.00
                                              CY                                     & CASUALTY
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTIONS LIFE           AXA CORPORATE SOLUTIONS REINSURANCE CY    100.00
                                              REINSURANCE COMPANY






AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
        LAST UPDATED: 9/30/03

                                                                                               State of       State of
                                                                                 Type of      Incorp. or     Principal     Federal
                                                                                Subsidiary     Domicile      Operation    Tax ID #
                                                                                ----------     --------      ---------    --------
AXA Financial, Inc.  (Notes 1 & 2)   **                                                           DE             NY      13-3623351
     Frontier Trust Company, FSB  (Note 7)                                                        ND             ND      45-0373941
     AXA Financial Services, LLC   (Note 2)                                                       DE             NY      52-2197822
        AXA Distribution Holding Corporation  (Note 2)                                            DE             NY      13-4078005
           AXA Advisors, LLC     (Note 5)                                                         DE             NY      13-4071393
           AXA Network, LLC     (Note 6)                                        Operating         DE             NY      06-1555494
              AXA Network of Alabama, LLC                                       Operating         AL             AL      06-1562392
              AXA Network of Connecticut, Maine and New York, LLC               Operating         DE             NY      13-4085852
              AXA Network Insurance Agency of Massachusetts, LLC                Operating         MA             MA      04-3491734
              AXA Network of Nevada, Inc.                                       Operating         NV             NV      13-3389068
              AXA Network of Puerto Rico, Inc.                                  Operating        P.R.           P.R.     66-0577477
              AXA Network Insurance Agency of of Texas, Inc.                    Operating         TX             TX      75-2529724
           Paramount Planners, LLC                                              Operating         DE             NY      06-1602479
        The Equitable Life Assurance Society of the United States  (Note 2)  *  Insurance         NY             NY      13-5570651
           The Equitable of Colorado, Inc. *                                    Insurance         CO             CO      13-3198083
           Equitable Deal Flow Fund, L.P.                                       Investment        DE             NY      13-3385076
              Equitable Managed Assets, L.P.                                    Investment        DE             NY      13-3385080
           Real Estate Partnership Equities (various)                           Investment        **                          -
           Equitable Holdings, LLC  (Notes 3 & 4)                                  HCO            NY             NY      22-2766036
              See Attached Listing A
           ACMC, Inc.     (Note 4)                                                 HCO            DE             NY      13-2677213
           Wil-Gro, Inc                                                         Investment        PA             PA      23-2702404
           STCS, Inc.                                                           Investment        DE             NY      13-3761592
           Fox Run, Inc.                                                        Investment        MA             NY      23-2762596
           FTM Corp.                                                            Investment        MD             MD      13-3778225
           EVSA, Inc.                                                           Investment        DE             PA      23-2671508
           Equitable Rowes Wharf, Inc.                                          Investment        MA             MA      04-3272826
           Prime Property Funding II, Inc.                                      Operating         DE             NY      13-3961599
           Sarasota Prime Hotels, LLC                                           Investment        FL             GA      58-2330533
           ECLL, Inc.                                                           Investment        MI             GA      58-2377569

                                                                                              Parent's
                                                                               Number of      Percent of
                                                                                Shares        Ownership      Comments
                                                                                Owned        or Control     (e.g., Basis of Control)
                                                                                -----        ----------     ------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **
     Frontier Trust Company, FSB  (Note 7)                                          1,000       100.00%
     AXA Financial Services, LLC   (Note 2)                                             -       100.00%
        AXA Distribution Holding Corporation  (Note 2)                              1,000       100.00%
           AXA Advisors, LLC     (Note 5)                                               -       100.00%
           AXA Network, LLC     (Note 6)                                                -       100.00%
              AXA Network of Alabama, LLC                                               -       100.00%
              AXA Network of Connecticut, Maine and New York, LLC                       -       100.00%
              AXA Network Insurance Agency of Massachusetts, LLC                        -       100.00%
              AXA Network of Nevada, Inc.                                                       100.00%
              AXA Network of Puerto Rico, Inc.                                                  100.00%
              AXA Network Insurance Agency of of Texas, Inc.                        1,050       100.00%
           Paramount Planners, LLC                                                      -       100.00%
        The Equitable Life Assurance Society of the United States  (Note 2)  *  2,000,000       100.00%       NAIC # 62944
           The Equitable of Colorado, Inc. *                                    1,000,000       100.00%       NAIC # 62880
           Equitable Deal Flow Fund, L.P.                                               -             -       G.P & L.P.
              Equitable Managed Assets, L.P.                                            -             -       G.P.
           Real Estate Partnership Equities (various)                                   -             -       **
           Equitable Holdings, LLC  (Notes 3 & 4)                                       -       100.00%
              See Attached Listing A
           ACMC, Inc.     (Note 4)                                              5,000,000       100.00%
           Wil-Gro, Inc                                                             1,000       100.00%
           STCS, Inc.                                                               1,000       100.00%
           Fox Run, Inc.                                                            1,000       100.00%
           FTM Corp.                                                                1,000       100.00%
           EVSA, Inc.                                                                  50       100.00%
           Equitable Rowes Wharf, Inc.                                              1,000       100.00%
           Prime Property Funding II, Inc.                                                      100.00%
           Sarasota Prime Hotels, LLC                                                   -       100.00%
           ECLL, Inc.                                                                           100.00%

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04

*    Affiliated Insurer

** Information relating to Equitable's Real Estate Partnership Equities is disclosed in Schedule BA, Part 1 of Equitable Life's Annual Statement, which has been filed with the N.Y.S. Insurance Department.

***  All subsidiaries are corporations, except as otherwise noted.


1. The Equitable Companies Incorporated changed its name to AXA Financial, Inc. on Sept. 3, 1999.

2. Effective Sept. 20, 1999, AXA Financial, Inc. transferred ownership of Equitable Life to AXA Client Solutions, LLC, which was formed on July 19, 1999.

     Effective January 1, 2002, AXA Client Solutions, LLC transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial, Inc.

     Effective May 1, 2002, AXA Client Solutions, LLC changed its name to AXA Financial Services, LLC.

     Effective June 1, 2002, AXA Financial, Inc. transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial Services, LLC.

3. Equitable Holding Corp. was merged into Equitable Holdings, LLC on Dec. 19, 1997.

4. In October 1999, Alliance Capital Management Holding L.P. ("Alliance Holding") reorganized by transferring its business and assets to Alliance Capital Management L.P., a newly formed private partnership ("Alliance Capital").

     As of June 25, 2003, AXF and its subsidiaries owned 54.6% of the issued and outstanding units of limited partnership interest in Alliance Capital (the "Alliance Capital Units"), as follows:

          AXF held directly 32,699,154 Alliance Capital Units (13.05%), Equitable Life directly owned 5,219,396 Alliance Capital Units (2.08%),
          ACMC, Inc. owned 66,220,822 Alliance Capital Units (26.42%), and ECMC, LLC owned 32,720,227 Alliance Capital Units (13.05%).

     Alliance Capital Management Corporation also owns a 1% general partnership interest in Alliance Capital.

     In addition, ECMC, LLC and ACMC, Inc. each own 722,178 units (0.29% each), representing assignments of beneficial ownership of limited partnership interests in Alliance Holding (the "Alliance Holding Units"). Alliance Capital Management Corp. owns 100,000 units of general partnership interest (0.04%), in Alliance Holding. Alliance Holding Units are publicly traded on the New York Stock exchange.

5. EQ Financial Consultants (formerly, Equico Securities, Inc.) was merged into AXA Advisors, LLC on Sept. 20, 1999. AXA Advisors, LLC was transferred from Equitable Holdings, LLC to AXA Distribution Holding Corporation on Sept. 21, 1999.

6. Effective March 15, 2000, Equisource of New York, Inc. and 14 of its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp. EquiSource of Alabama, Inc. became AXA Network of Alabama, LLC. EquiSource Insurance Agency of Massachusetts, Inc. became AXA Network Insurance Agency of Massachusetts, LLC. Equisource of Nevada, Inc., of Puerto Rico, Inc., and of Texas, Inc., changed their names from "EquiSource" to become "AXA Network", respectively. Effective February 1, 2002, Equitable Distributors Insurance Agency of Texas, Inc. changed its name to AXA Distributors Insurance Agency of Texas, Inc. Effective February 13, 2002 Equitable Distributors Insurance Agency of Massachusetts, LLC changed its name to AXA Distributors Insurance Agency of Massachusetts, LLC.

7. Effective June 6, 2000, Frontier Trust Company was sold by ELAS to AXF and merged into Frontier Trust Company, FSB.

8. Effective June 1, 2001, Equitable Structured Settlement Corp was transferred from ELAS to Equitable Holdings, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04

Dissolved: -    On November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. was sold to Credit Suisse Group.
           -    100 Federal Street Funding Corporation was dissolved August 31,
                1998.
           -    100 Federal Street Realty Corporation was dissolved December 20,
                2001.
           -    CCMI Corp. was dissolved on October 7, 1999.
           -    ELAS Realty, Inc. was dissolved January 29, 2002.
           -    EML Associates, L.P. was dissolved March 27, 2001.
           -    EQ Services, Inc. was dissolved May 11, 2001.
           -    Equitable BJVS, Inc. was dissolved October 3, 1999.
           -    Equitable Capital Management Corp. became ECMC, LLC on November
                30, 1999.
           -    Equitable JV Holding Corp. was dissolved on June 1, 2002.F142
           -    Equitable JVS II, Inc. was dissolved December 4, 1996
           -    Equitable Underwriting & Sales Agency (Bahamas) Ltd. was
                dissolved on December 31, 2000.
           -    EREIM LP Associates (L.P.) was dissolved March 27, 2001.
           -    EREIM Managers Corporation was dissolved March 27, 2001.
           -    EVLICO East Ridge, Inc. was dissolved Jan. 13, 2001
           -    EVLICO, Inc. was dissolved in 1999.
           -    Franconom, Inc. was dissolved on December 4, 2000.
           -    GP/EQ Southwest, Inc. was dissolved October 21, 1997
           -    HVM Corp. was dissolved on Feb. 16, 1999.
           -    ML/EQ Real Estate Portfolio, L.P. was dissolved March 27, 2001.
           -    Prime Property Funding, Inc. was dissolved in Feb. 1999.
           -    Sarasota Prime Hotels, Inc. became Sarasota Prime Hotels, LLC.
           -    Six-Pac G.P., Inc. was dissolved July 12,1999

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
LISTING A - Equitable Holdings, LLC

                                                                                               State of       State of
                                                                                 Type of      Incorp. or     Principal     Federal
                                                                                Subsidiary     Domicile      Operation    Tax ID #
                                                                                ----------     --------      ---------    --------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States  *
           Equitable Holdings, LLC
              ELAS Securities Acquisition Corporation                           Operating          DE             NY      13-3049038
              Equitable Casualty Insurance Company *                            Operating          VT             VT      06-1166226
              ECMC, LLC   (See Note 4 on Page 2)                                Operating          DE             NY      13-3266813
                 Equitable Capital Private Income & Equity
                 Partnership II, L.P.                                           Investment         DE             NY      13-3544879
              Alliance Capital Management Corporation (See Note 4 on Page 2)    Operating          DE             NY      13-3633538
                 See Attached Listing B
              Equitable JVS, Inc.                                               Investment         DE             GA      58-1812697
                 Astor Times Square Corp.                                       Investment         NY             NY      13-3593699
                 Astor/Broadway Acquisition Corp.                               Investment         NY             NY      13-3593692
                 PC Landmark, Inc.                                              Investment         TX             TX      75-2338215
                 EJSVS, Inc.                                                    Investment         DE             NJ      58-2169594
              AXA Distributors, LLC                                             Operating          DE             NY      52-2233674
                 AXA Distributors Insurance Agency of Alabama, LLC              Operating          DE             AL      52-2255113
                 AXA Distriburors Insurance Agency, LLC                         Operating          DE         CT, ME,NY   06-1579051
                 AXA Distributors Insurance Agency of Massachusetts, LLC        Operating          MA             MA      04-3567096
                 AXA Distributors Insurance Agency of Texas, Inc.               Operating          TX             TX      74-3006330
              J.M.R. Realty Services, Inc.                                      Operating          DE             NY      13-3813232
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)     Operating          DE             NJ      22-3492811


                                                                                         Parent's
                                                                             Number of   Percent of
                                                                              Shares     Ownership   Comments
                                                                              Owned     or Control  (e.g., Basis of Control)
                                                                              -----     ----------  ------------------------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States  *
           Equitable Holdings, LLC
              ELAS Securities Acquisition Corporation                           500       100.00%
              Equitable Casualty Insurance Company *                          1,000       100.00%
              ECMC, LLC   (See Note 4 on Page 2)                                  -       100.00%
                 Equitable Capital Private Income & Equity                                          ECMC is G.P.
                 Partnership II, L.P.                                             -             -   ("Deal Flow Fund II")
              Alliance Capital Management Corporation (See Note 4 on Page 2)    100       100.00%
                 See Attached Listing B
              Equitable JVS, Inc.                                             1,000       100.00%
                 Astor Times Square Corp.                                       100       100.00%
                 Astor/Broadway Acquisition Corp.                               100       100.00%    G.P. of Astor Acquisition. L.P.
                 PC Landmark, Inc.                                            1,000       100.00%
                 EJSVS, Inc.                                                  1,000       100.00%
              AXA Distributors, LLC                                               -       100.00%
                 AXA Distributors Insurance Agency of Alabama, LLC                -       100.00%
                 AXA Distriburors Insurance Agency, LLC                           -       100.00%
                 AXA Distributors Insurance Agency of Massachusetts, LLC          -       100.00%
                 AXA Distributors Insurance Agency of Texas, Inc.             1,000       100.00%
              J.M.R. Realty Services, Inc.                                    1,000       100.00%
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)     100       100.00%




*    Affiliated Insurer

          Equitable Investment Corp merged into Equitable Holdings, LLC on November 30, 1999.

          Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999.

          Effective March 15, 2000, Equisource of New York, Inc. and its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Holding Corp.

          Efective January 1, 2002, Equitable Distributors, Inc. merged into AXA Distributors, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
LISTING B - Alliance Capital Management Corp.

                                                                                               State of      State of
                                                                                 Type of      Incorp. or     Principal     Federal
                                                                                Subsidiary     Domicile      Operation    Tax ID #
                                                                                ----------     --------      ---------    --------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation
                 Alliance Capital Management Holding L.P. (See Note 4 on Page 2) Operating        DE           NY
                 Alliance Capital Management L.P.  (See Note 4 on Page 2)        Operating        DE           NY        13-3434400
                    Albion Alliance LLC                                          Operating        DE           NY        13-3903734
                    Cursitor Alliance LLC                                            HCO          DE           MA        22-3424339
                    Alliance Capital Management LLC                                  HCO          DE           NY
                       Sanford C. Bernstein & Co., LLC                           Operating        DE           NY
                    Alliance Capital Management Corp. of Delaware                    HCO          DE           NY        13-2778645
                       ACAM Trust Company Private Ltd.                           Operating      India        India            -
                       ACM Global Investor Services S.A.                         Operating       Lux.         Lux.            -
                          ACM New-Alliance (Luxembourg) S.A.                     Operating       Lux.         Lux.            -
                          ACM Fund Services (Espana) S.L.                        Operating      Spain        Spain            -
                       ACM International (France) SAS                            Operating      France       France           -
                       ACM Software Services Ltd.                                Operating        DE           NY        13-3910857
                       Alliance Barra Research Institute, Inc.                   Operating        DE           NY        13-3548918
                       Alliance Capital Asset Management (Japan) Ltd             Operating      Japan        Japan            -
                       Alliance Capital Australia Limited                        Operating      Aust.        Aust.            -
                          Far Eastern Alliance Asset Management                  Operating      Taiwan       Taiwan           -
                       Alliance Capital Global Derivatives Corp.                 Operating        DE           NY        13-3626546
                       Alliance Capital Latin America Ltd.                       Operating      Brazil       Brazil           -
                       Alliance Capital Limited                                  Operating       U.K.         U.K.            -
                          Alliance Capital Services Ltd.                         Operating       U.K.         U.K.            -
                             Dimensional Trust Management Ltd.                   Operating       U.K.         U.K.            -
                       Alliance Capital (Luxembourg) S.A.                        Operating       Lux.         Lux.            -
                       Alliance Capital Management (Asia) Ltd.                   Operating        DE       Singapore     13-3752293
                       Alliance Capital Management Australia Limited             Operating      Aust.        Aust.            -
                       Alliance Capital Management Canada, Inc.                  Operating        DE         Canada      13-3630460
                       Alliance Capital Management New Zealand Limited           Operating       N.Z.         N.Z.            -
                                                                                              Parent's
                                                                               Number of      Percent of
                                                                                Shares        Ownership    Comments
                                                                                Owned        or Control   (e.g., Basis of Control)
                                                                                -----        ----------   ------------------------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation                                                     owns 1% GP interest in
                                                                                                          Alliance Capital
                                                                                                          Management L.P. and
                                                                                                          100,000 GP units in
                                                                                                          Alliance Capital
                                                                                                          Management Holding L.P.
                 Alliance Capital Management Holding L.P. (See Note 4 on Page 2)                     -
                 Alliance Capital Management L.P.  (See Note 4 on Page 2)
                    Albion Alliance LLC                                                         37.60%    Equitable Life = 4.7%;
                                                                                                          3rd parties = 57.7%
                    Cursitor Alliance LLC                                                      100.00%
                    Alliance Capital Management LLC                                            100.00%
                       Sanford C. Bernstein & Co., LLC                                         100.00%
                    Alliance Capital Management Corp. of Delaware                    10        100.00%
                       ACAM Trust Company Private Ltd.                                         100.00%
                       ACM Global Investor Services S.A.                                        99.00%    Alliance Capital
                                                                                                          Oceanic Corp. owns 1%

                          ACM New-Alliance (Luxembourg) S.A.                                     1.00%    New Alliance Asset
                                                                                                          Mngmnt (Asia) Ltd owns 99%
                          ACM Fund Services (Espana) S.L.                                      100.00%
                       ACM International (France) SAS                                          100.00%
                       ACM Software Services Ltd.                                              100.00%
                       Alliance Barra Research Institute, Inc.                    1,000        100.00%
                       Alliance Capital Asset Management (Japan) Ltd                           100.00%
                       Alliance Capital Australia Limited                                      100.00%
                          Far Eastern Alliance Asset Management                                 20.00%    3rd parties = 80%
                       Alliance Capital Global Derivatives Corp.                  1,000        100.00%
                       Alliance Capital Latin America Ltd.                                      99.00%    Alliance Capital Oceanic
                                                                                                          Corp. owns 1%
                       Alliance Capital Limited                                 250,000        100.00%
                          Alliance Capital Services Ltd.                          1,000        100.00%
                             Dimensional Trust Management Ltd.                   50,000        100.00%
                       Alliance Capital (Luxembourg) S.A.                         3,999         99.98%    Alliance Cap. Oceanic
                                                                                                          Corp. owns 0.025%
                       Alliance Capital Management (Asia) Ltd.                                 100.00%
                       Alliance Capital Management Australia Limited                            50.00%    3rd parties = 50%
                       Alliance Capital Management Canada, Inc.                  18,750        100.00%
                       Alliance Capital Management New Zealand Limited                          50.00%    3rd parties = 50%

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
LISTING B - Alliance Capital Management Corp.



                                                                                                  State of      State of
                                                                                   Type of      Incorp. or     Principal     Federal
                                                                                  Subsidiary     Domicile      Operation    Tax ID #
                                                                                  ----------     --------      ---------    --------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation
                 Alliance Capital Management L.P.
                    Alliance Capital Management Corp. of Delaware (Cont'd)
                       Alliance Capital Management (Proprietary) Ltd.                Operating    So Africa   So Africa        -
                          Alliance-Odyssey Capital Mgmt. (Nambia)
                            (Proprietary) Ltd.                                       Operating      Nambia      Nambia         -
                       Alliance Capital Management (Singapore) Ltd.                  Operating    Singapore   Singapore        -
                       Alliance Capital (Mauritius) Private Ltd.                     Operating    Mauritius   Mauritius        -
                          Alliance Capital Asset Management (India) Private Ltd      Operating      India       India          -
                       Alliance Capital Oceanic Corp.                                Operating        DE          NY      13-3441277
                       Alliance Corporate Finance Group Inc.                         Operating        DE          NY      52-1671668
                       Alliance Eastern Europe, Inc.                                 Operating        DE          NY      13-3802178
                       AllianceBernstein Investment Research and Management, Inc.,
                          (Alliance Fund Distributors, Inc.)                         Operating        DE          NY      13-3191825
                       Alliance Global Investor Services, Inc.                       Operating        DE          NJ      13-3211780
                       Alliance SBS-AGRO Capital Management Co.                      Operating      Russia      Russia         -
                       Hanwha Investment Trust Mgmt. Co., Ltd                        Operating     So Korea    So Korea        -
                       New Alliance Asset Management (Asia) Ltd                      Operating       H.K.        H.K.          -
                          Alliance Capital Taiwan Limited                            Operating      Taiwan      Taiwan         -
                          ACM New-Alliance (Luxembourg) S.A.                         Operating       Lux.        Lux.          -
                       Meiji - Alliance Capital Corp.                                Operating        DE          NY      13-3613617
                       Sanford C. Bernstein Ltd.                                     Operating       U.K.        U.K.          -
                          Sanford C. Bernstein (CREST Nominees) Ltd.                 Operating       U.K.        U.K.          -
                       Sanford C. Bernstein Proprietary Ltd.                         Operating      Aust.       Aust.          -
                       Whittingdale Holdings Ltd.                                    Operating       U.K.        U.K.          -
                          ACM Investments Ltd.                                       Operating       U.K.        U.K.          -
                          Alliance Asset Allocation Ltd.                             Operating       U.K.        U.K.          -
                          Alliance Capital Whittingdale Ltd.                         Operating       U.K.        U.K.          -
                          Alliance Cecogest S.A.                                     Operating      France      France         -
                          Cursitor Alliance Services Ltd.                            Operating       U.K.        U.K.          -
                          Cursitor Holdings Ltd.                                     Operating       U.K.        U.K.          -
                          Whittingdale Nominees Ltd.                                 Operating       U.K.        U.K.          -

                                                                                                Parent's
                                                                                 Number of      Percent of
                                                                                  Shares        Ownership   Comments
                                                                                   Owned        or Control  (e.g., Basis of Control)
                                                                                   -----        ----------  ------------------------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation
                 Alliance Capital Management L.P.
                    Alliance Capital Management Corp. of Delaware (Cont'd)
                       Alliance Capital Management (Proprietary) Ltd.                              80.00%     3rd parties = 20%
                          Alliance-Odyssey Capital Mgmt. (Nambia)
                            (Proprietary) Ltd.                                                    100.00%
                       Alliance Capital Management (Singapore) Ltd.                               100.00%
                       Alliance Capital (Mauritius) Private Ltd.                                  100.00%
                          Alliance Capital Asset Management (India) Private Ltd                    75.00%     3rd parties = 25%
                       Alliance Capital Oceanic Corp.                              1,000          100.00%     inactive
                       Alliance Corporate Finance Group Inc.                       1,000          100.00%
                       Alliance Eastern Europe, Inc.                                              100.00%
                       AllianceBernstein Investment Research and Management, Inc.,
                          (Alliance Fund Distributors, Inc.                          100                1
                       Alliance Global Investor Services, Inc.                       100          100.00%     formerly, Alliance
                                                                                                              Fund Services, Inc.
                       Alliance SBS-AGRO Capital Management Co.                                    49.00%     3rd parties = 51%
                       Hanwha Investment Trust Mgmt. Co., Ltd                                      20.00%     3rd parties = 80%
                       New Alliance Asset Management (Asia) Ltd                                    50.00%     3rd parties = 50%
                          Alliance Capital Taiwan Limited                                          99.00%     Others owns 1%
                          ACM New-Alliance (Luxembourg) S.A.                                       99.00%     ACM Global Investor
                                                                                                              Svcs owns 1%
                       Meiji - Alliance Capital Corp.                             50,000           50.00%     Meiji Mutual Life
                                                                                                              owns 50%
                       Sanford C. Bernstein Ltd.                                                  100.00%
                          Sanford C. Bernstein (CREST Nominees) Ltd.                              100.00%
                       Sanford C. Bernstein Proprietary Ltd.                                      100.00%
                       Whittingdale Holdings Ltd.                                                 100.00%
                          ACM Investments Ltd.                                                    100.00%
                          Alliance Asset Allocation Ltd.                                          100.00%
                          Alliance Capital Whittingdale Ltd.                                      100.00%
                          Alliance Cecogest S.A.                                                  100.00%
                          Cursitor Alliance Services Ltd.                                         100.00%
                          Cursitor Holdings Ltd.                                                  100.00%
                          Whittingdale Nominees Ltd.                                              100.00%


Item 29. Indemnification

         (a) Indemnification of Officers and Directors

         The by-laws of the Equitable Life Assurance Society of the United States ("Equitable Life") provide, in Article VII, as follows:

             7.4  Indemnification of Directors, Officers and Employees.

             (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

                    (i) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate is or was a director, officer or employee of the Company shall be indemnified by the Company;

                   (ii) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

                  (iii) the related expenses of any such person in any of said categories may be advanced by the Company.

             (b) To the extent permitted by the law of the State of New York, the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss.ss.721-726: Insurance Law ss.1216).

         The directors and officers of Equitable Life are insured under policies issued by Lloyd's of London, X.L. Insurance Company and ACE Insurance Company. The annual limit on such policies is $150 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

         (b) Indemnification of Principal Underwriter

         To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Advisors, LLC has undertaken to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Advisors, LLC

         (c) Undertaking

         Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriters

     (a) AXA Advisors, LLC, and AXA Distributors, LLC, both affiliates of Equitable, are the principal underwriters for Separate Accounts 49, 301, FP,
EQ Advisors Trust and AXA VIP Trust. In addition, AXA Advisors is the principal underwriter for Separate Accounts 45, A and I. The principal business address of AXA Advisors, LLC and AXA Distributors, LLC, is 1290 Avenue of the Americas, NY, NY 10104.

     (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC and AXA Distributors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC or AXA Distributors, LLC, as applicable.

NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (AXA ADVISORS LLC)
----------------                      --------------------------------------
*Harvey E. Blitz                      Assistant Vice President and Director

 Jerald E. Hampton                    Chairman of the Board, Co-President,
                                      Co-Chief Executive Officer
                                      and Director

 Robert S. Jones, Jr.                 Co-President, Co-Chief Executive Officer
                                      and Director

 Tom Wirtshafter                      Chief Operating Officer and Director

*Richard V. Silver                    Director

*Mark R. Wutt                         Director

 Ned Dane                             Executive Vice President

 Edward J. Hayes                      Executive Vice President
 200 Plaza Drive
 Secaucus, NJ  07096

*Peter D. Noris                       Executive Vice President

*James P. Bodovitz                    Senior Vice President and General Counsel

 Stephen T. Burnthall                 Senior Vice President
 6435 Shiloh Road
 Suite A
 Alpharetta, GA  30005

 Janell Chan                          Senior Vice President

 James Goodwin                        Senior Vice President

 Paul Gallagher                       Senior Vice President

 Jeffrey Green                        Senior Vice President

 Kevin R. Byrne                       Senior Vice President and Treasurer

*Erik Mosholt                         Senior Vice President

*Jill Cooley                          Senior Vice President and Operations
                                      Officer

 David Cerza                          First Vice President

*Donna M. Dazzo                       First Vice President

 Amy Franceschini                     First Vice  President

*Beth Andreozzi                       Vice President

 Peter Mastrantuono                   First Vice President

*Darren Gitlitz                       First Vice President

 Raymond T. Barry                     Vice President

*Michael Brzozowski                   Vice President

 Claire A. Comerford                  Vice President

*Mark D. Godofsky                     Vice President and Controller

*David Mahler                         Vice President and Compliance Officer

*Linda J. Galasso                     Vice President and Secretary

*Francesca Divone                     Assistant Secretary

 Michael Higgins                      Vice President

 Gary Gordon                          Vice President

 Gisela Jackson                       Vice President

 Frank Massa                          Vice President

 Jose Montengro                       Vice President

 Roger Pacheco                        Vice President

 Edna Russo                           Vice President

 Michael Ryniker                      Vice President

 James Woodley                        Vice President

 Frank Acierno                        Assistant Vice President


         (c) The information under "Distribution of the Contracts" in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 31. Location of Accounts and Records

         The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by Equitable at 1290 Avenue of the Americas, New York,
New York 10104, 135 West 50th Street, New York, NY 10020, and 200 Plaza Drive, Secaucus, NJ 07096. The policies files will be kept at Vantage Computer System, Inc., 301 W. 11th Street, Kansas City, Mo. 64105.



Item 32. Management Services

         Not applicable.


Item 33. Representation Regarding Reasonableness of Aggregate Policy Fees and Charges

         Equitable represents that the fees and charges deducted under the Policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Equitable under the Policies. Equitable bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for Equitable to earn a profit, the degree to which the Policies include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all policies sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus contained herein, or any variation therein, based on supplements, data pages or riders to any policies or prospectuses or otherwise.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York, on the 28th day of May, 2004.

                                     SEPARATE ACCOUNT FP OF THE EQUITABLE
                                     LIFE ASSURANCE SOCIETY OF THE UNITED
                                     STATES. (REGISTRANT)



                                     By:   THE EQUITABLE LIFE
                                           ASSURANCE SOCIETY OF
                                           THE UNITED STATES,
                                                 (DEPOSITOR)



                                     By:   /s/ Dodie Kent
                                           ------------------------------
                                              (Dodie Kent)
                                               Vice President

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York, on the 28th day of May, 2004.

                                            THE EQUITABLE LIFE ASSURANCE
                                            SOCIETY OF THE UNITED STATES
                                            (DEPOSITOR)


                                            By:  /s/  Dodie Kent
                                                --------------------------------
                                                     (Dodie Kent)
                                                      Vice President


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:


PRINCIPAL EXECUTIVE OFFICERS:

*Christopher M. Condron             Chairman of the Board, President,
                                    Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Stanley B. Tulin                   Vice Chairman of the Board
                                    Chief Financial Officer and Director

PRINCIPAL ACCOUNTING OFFICER:

*Alvin H. Fenichel                  Senior Vice President and Controller


*DIRECTORS:

Bruce W. Calvert                Jean-Rene Fourtou            Christina Johnson
Christopher M. Condron          John C. Graves               Scott D. Miller
Henri de Castries               Donald J. Greene             Joseph H. Moglia
Claus-Michael Dill              Mary R. (Nina) Henderson     Peter J. Tobin
Joseph L. Dionne                James F. Higgins             Stanley B. Tulin
Denis Duverne                   W. Edwin Jarmain


*By: /s/ Dodie Kent
     ------------------------
         (Dodie Kent)
         Attorney-in-Fact
         May 28, 2004

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.                                                     DOCUMENT TAG
----------                                                      ------------
26.(d)(i)         Form of Flexible Premium Variable Life        Ex-99.26(d)(i)
                  Insurance Policy (Form 04-300)

26.(d)(ii)        Form of Single premium immediate annuity      Ex-99.26(d)(ii)
                  contract (Form 133-75A)